03 FEB -3 AM 7:21

No. 82-3424

January 28, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attention: Division of Corporation Finance
Office of International Corporate Finance



RE: Uni-President Enterprises Corp. (SEC File No.82-3424)
Information furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports of Uni-President Enterprises Corp.'s, one for each, in submission to the ROC SEC as publicly announced in newspapers or else are enclosed:

- **Monthly (From Oct., 2002 to Dec., 2002) basic data and operation statements**
- **Monthly (From Oct., 2002 to Dec., 2002) reports on changes in shareholding and creation and release of pledges of Common Shares**
- **Financial Statements and Review Report of Independent Accountants September 30, 2002 and 2001**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2541770).

Very truly yours,

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

cc: Mr. Stephen Grant, Sullivan & Cromwell

(Enclosures)

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Oct., 2002

Date: Nov. 15, 2002

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares: none

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Oct., 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Oct.	3,317,804	3,098,282	219,522	7.09
Jan. - Oct.	32,508,635	31,922,796	585,839	1.84
Operating Revenue:				
Oct.	3,010,330	2,751,418	258,912	9.41
Jan. - Oct.	29,151,645	28,392,856	758,789	2.67

Loan to other party:	The Company	Subsidiaries
This month:	0	941,833
Last month:	0	944,798
Limit of loan to third-party:	3,000,000	15,273,100

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	65,091	25,489,494	40,278,214
Subsidiaries:	4,858	1,325,676	22,749,197
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,546,554	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC:	0	0	-
Subsidiaries to Corp. of PRC:	32,136	770,612	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Oct., 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	933,740,000	
(2)	Animal Feeds & Foodstuff	578,966,000	
(3)	Beverages	505,629,000	
(4)	Instant Noodles & Frozen Foods	391,239,000	
(5)	Edible Oil	236,789,000	
(6)	Bakery Products	222,404,000	
(7)	Soy sauce & Meats	168,940,000	
(8)	Flour	104,949,000	
(9)	Healthy Foods	32,133,000	
(10)	Import Goods	27,721,000	
Others	Others	12,549,000	
minus:	Sales Discount & Return Allowance	204,729,000	
TOTAL	Total Operating Revenue	3,010,330,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Oct., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 209 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Oct., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,403 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -33 millions

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Oct., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 686 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -117 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Oct., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,693 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -98 million

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Oct., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Oct., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Oct., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Oct., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Nella Ltd.	2,925	2,880	2,925		None	None	2,882	2,880	2,882		None	None
TOTAL	2,925	2,880	2,925				2,882	2,880	2,882			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Oct., 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Oct., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of Oct., 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	312	0	312			None	312	0	312			
TOTAL	25,883	25,571	25,883				25,883	25,571	25,883			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Oct., 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Nov., 2002

Date: Dec. 15, 2002

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Oct., 2002 Ending	+/- in this month	Nov., 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,670,314	-150,000	30,520,314	
Director	San Hsin Spinning Co.	19,457,644	18,995,649	-117,000	18,878,649	
Director	Wu, Ping Chih	29,127,823	30,977,756	-360,000	30,617,756	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Nov., 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Nov.	3,315,042	2,967,079	347,963	11.73
Jan. - Nov.	35,823,677	34,889,875	933,802	2.68
Operating Revenue:				
Nov.	2,925,461	2,637,210	288,251	10.93
Jan. - Nov.	32,077,106	31,030,066	1,047,040	3.37

Loan to other party:	The Company	Subsidiaries
This month:	0	930,372
Last month:	0	941,833
Limit of loan to third-party:	3,000,000	15,273,100

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	38,477	25,527,971	40,278,214
Subsidiaries:	-10,700	1,314,976	22,762,144
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,585,705	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC:	0	0	-
Subsidiaries to Corp. of PRC:	-65,123	705,489	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Nov., 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	788,258,000	
(2)	Animal Feeds & Foodstuff	728,007,000	
(3)	Beverages	441,619,000	
(4)	Instant Noodles & Frozen Foods	422,378,000	
(5)	Edible Oil	247,652,000	
(6)	Bakery Products	201,946,000	
(7)	Soy sauce & Meats	149,232,000	
(8)	Flour	94,735,000	
(9)	Healthy Foods	38,663,000	
(10)	Import Goods	14,301,000	
Others	Others	15,236,000	
minus:	Sales Discount & Return Allowance	216,566,000	
TOTAL	Total Operating Revenue	2,925,461,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Nov., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Nov., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,405 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -34 millions

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Nov., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 687 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -60 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Nov., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2,828 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -79 million

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Nov., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Nov., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Nov., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Nov., 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,882	2,880	2,882		None	None	2,882	2,382	2,382		None	None
TOTAL	2,882	2,880	2,882				2,882	2,382	2,382			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
.Balance of Third-party Loan of Nov., 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Nov., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of Nov., 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	312	0	312			None	1,669	312	1,669			
TOTAL	25,883	25,571	25,883				27,240	25,883	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Nov., 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Dec., 2002

Date: Jan. 15, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Nov., 2002 Ending	+/- in this month	Dec., 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,520,314	-200,000	30,320,314	
Director	San Hsin Spinning Co.	19,457,644	18,878,649	-198,000	18,680,649	
Director	Wu, Ping Chih	29,127,823	30,617,756	-840,000	29,777,756	
Vice President	Lo, Chih Hsien		2,670,598	-79,000	2,591,598	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Dec., 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Dec.	3,235,257	2,660,219	575,038	21.62
Jan. - Dec.	39,058,934	37,550,094	1,508,840	4.02
Operating Revenue:				
Dec.	2,831,448	2,328,777	502,671	21.59
Jan. - Dec.	34,908,554	33,358,843	1,549,711	4.65

Loan to other party:	The Company	Subsidiaries
This month:	0	967,580
Last month:	0	930,372
Limit of loan to third-party:	3,000,000	15,269,096

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-4,762	25,523,209	40,278,214
Subsidiaries:	182,657	1,497,633	22,746,607
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,580,928	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC:	0	0	-
Subsidiaries to Corp. of PRC:	114,051	819,540	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Dec., 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Animal Feeds & Foodstuff	740,456,000	
(2)	Dairy Products	719,935,000	
(3)	Instant Noodles & Frozen Foods	458,803,000	
(4)	Beverages	440,236,000	
(5)	Edible Oil	226,002,000	
(6)	Bakery Products	207,220,000	
(7)	Soy sauce & Meats	140,846,000	
(8)	Flour	85,680,000	
(9)	Healthy Foods	30,528,000	
(10)	Import Goods	13,828,000	
Others	Others	12,312,000	
minus:	Sales Discount & Return Allowance	244,398,000	
TOTAL	Total Operating Revenue	2,831,448,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Dec., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Dec., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,403 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -32 millions

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Dec., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 686 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -66 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Dec., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 1,738 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -49 million

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Dec., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 16 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Dec., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Dec., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Dec., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee
Nella Ltd.	2,882	2,382	2,382		None	None	3,382	2,382	3,382		None	None
TOTAL	2,882	2,382	2,382				3,382	2,382	3,382			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Dec., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar- antee
Kai Yu (BVI) Investment Co., Ltd.	-	-	-		None	None	80	80	80		None	None
TOTAL	0	0	0				80	80	80			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 38,416 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Dec., 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Dec., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	200	200	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of Dec., 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	312	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	25,883	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Dec., 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

UNI-PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS AND REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
SEPTEMBER 30, 2002 AND 2001

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel:(02)2729-6666
Fax:(02)2757-6371

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

October 21, 2002
(02)P12D20885.doc

To Uni-President Enterprises Corp.

We have reviewed the accompanying balance sheet of Uni-President Enterprises Corp. as of September 30, 2002 and 2001, and the related statements of income and of cash flows for the nine-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue report on these statements based on our reviews.

We conducted our reviews of the quarterly financial statements in accordance with R.O.C. SAS NO. 36 "Review of Financial Statements" and R.O.C. SAS NO.11 "Rules Governing Quarterly Review of Financial Statements of Listed and Public Holding Companies", respectively, except as explained in the following paragraph. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total balance of $42,846,652,000 and $38,965,607,000 and total negative balance of $3,395,000 and $7,148,000 as of September 30, 2002 and 2001, respectively, or the equities in earnings of these subsidiaries of $201,027,000 and loss of $643,648,000, which are included in net income for the nine months then ended as described in Note 4(5) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the equities in their earnings by other auditing procedures.

PRICEWATERHOUSECOOPERS

Based on our reviews, except as explained in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the FIFO to the weighted average method and the net cumulative effect of the change in accounting principle amounted to $7,810,000 for the nine-month period ended September 30, 2002. Effective January 1, 2002, the Company adopted R.O.C. FAS No. 30 "Accounting for Treasury Stocks" under which the parent company's stocks held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, total assets and total stockholders' equity were decreased by $141,313,000 and $40,138,000, respectively, as of September 30, 2002, and net income was decreased by $101,175,000 for the nine months then ended.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

SEPTEMBER 30

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 512,161	$ 339,586
Notes receivable (Notes 4(2) and 5)	752,669	851,448
Accounts receivable-third parties (Note 4(3))	1,042,767	1,461,888
Accounts receivable-related parties (Note 5)	2,646,891	2,199,874
Other receivables-third parties	215,731	295,704
Other receivables-related parties (Note 5)	122,435	86,205
Inventories (Notes 3 and 4(4))	2,240,326	2,250,769
Prepayments	216,234	266,175
Other current assets (Note 4(19))	255,443	31,785
	8,004,657	7,783,434
Long-term Investments (Notes 3, 4(5) and 5)	47,454,801	44,322,418
Property, Plant and Equipment (Notes 4(6), 5 and 6)		
Cost:		
Land	3,402,227	3,422,927
Buildings	3,534,076	3,664,679
Machinery and equipment	7,407,293	7,557,661
Storage facilities	165,249	166,389
Electrical installations	397,439	394,549
Transportation equipment	130,489	145,882
Furniture and fixtures	2,146,706	903,563
Leased property	254,440	254,440
Leasehold improvement	133,741	128,978
Other equipment	2,969,475	2,892,366
Revaluation increment	2,442,717	2,458,593
Cost and revaluation	22,983,852	21,990,027
Less: Accumulated depreciation	(9,996,688)	(8,434,785)
Construction in progress and advance to suppliers	856,074	615,732
	13,843,238	14,170,974
Intangible Assets		
Deferred pension cost (Note 4(14))	417,285	-
Other Assets		
Assets held for lease (Notes 4(7) and 6)	731,886	1,434,696
Idle assets (Notes 4(8) and 6)	350,888	183,102
Guaranteed deposits	81,287	84,615
Deferred expenses (Note 4(9))	259,536	300,696
Long-term receivables (Note 4(10))	22,870	42,603
Deferred income taxes (Note 4(19))	99,930	299,592
Other (Note 4(6))	67,003	59,455
	1,613,400	2,404,759
TOTAL ASSETS	$ 71,333,381	$ 68,681,585

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEET
SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Note 4(11))	$ 1,884,252	$ 119,182
Commercial papers payable (Note 4(12))	350,000	494,074
Notes payable-third parties	10,125	7,476
Note payable-related parties (Note 5)	–	13,909
Accounts payable- third parties	1,180,809	1,328,691
Accounts payable-related parties (Note 5)	192,854	210,092
Income tax payable (Note 4(19))	25,863	8,611
Accrued expenses (Note 5)	1,668,087	1,807,666
Other payables	166,262	430,004
Current portion of long-term liabilities (Notes 4(6) and 4(13))	131,849	707,222
	5,610,101	5,126,927
Long-term Liabilities		
Long-term loans (Note 4(13))	23,286,739	21,595,208
Long-term payables (Note 4(6))	168,788	181,297
	23,455,527	21,776,505
Other Reserves		
Provision for land-value incremental tax (Note 4(6))	1,291,803	1,291,857
Other Liabilities		
Provision for retirement plan (Note 4(14))	623,062	84,113
Customers' deposits	71,279	75,350
Other (Note 4(5))	3,395	7,148
	697,736	166,611
TOTAL LIABILITIES	31,055,167	28,361,900
Stockholders' Equity		
Common stock (Notes 1 and 4(15))	34,422,458	33,476,572
Capital reserve (Notes 3, 4(6), 4(15) and 4(16))		
Treasury stock	123,453	–
Assets revaluation	452,131	452,131
Gain on disposal of property, plant and equipment transferred to capital reserve	–	17,174
Donated capital	228	228
Long-term investments	273,204	317,091
Retained earnings (Notes 4(15), 4(16) and 4(17))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated	882,209	1,951,703
Unrealizied loss on market value decline of long-term investments	(111,769)	(92,663)
Cumulative translation adjustment	(115,196)	(133,342)
Unrecognized pension cost	(8,616)	–
Treasury stock (Notes 3, 4(5) and 4(18))	(326,767)	(240,797)
TOTAL STOCKHOLDERS' EQUITY	40,278,214	40,319,685
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,333,381	$ 68,681,585

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated October 21, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 25,545,684	$ 25,853,553
Less: Sales returns	(123,252)	(141,417)
Sales allowance	(1,440,669)	(1,597,227)
	23,981,763	24,114,909
Other	2,159,551	1,518,828
	26,141,314	25,633,737
Operating Costs (Note 5)		
Cost of goods sold	(17,738,022)	(17,290,374)
Other	(1,939,941)	(1,320,673)
	(19,677,963)	(18,611,047)
Gross Profit	6,463,351	7,022,690
Operating Expenses (Note 5)		
Selling expenses	(4,175,462)	(4,465,308)
Administrative and general expenses	(1,339,242)	(1,710,335)
Research and development expenses	(216,634)	(201,827)
	(5,731,338)	(6,377,470)
Operating Income	732,013	645,220
Other Income		
Interest income	807	9,110
Income from long-term investments (Note 4(5))	313,884	98,922
Gain on disposal of property, plant and equipment (Note 5)	8,422	8,052
Gain on sale of investments (Note 5)	42,481	2,094,279
Rental income (Notes 4(7) and 5)	267,212	336,372
Gain on recovery of short-term investment revaluation	5,109	–
Other (Note 5)	688,937	789,248
	1,326,852	3,335,983
Other Expenses		
Interest expense (Note 4(6))	(729,509)	(948,803)
Loss on long-term investments (Note 4(5))	–	(643,648)
Loss on disposal of property, plant and equipment (Note 5)	(33,603)	(18,057)
Loss on foreign currency transactions	(53,087)	(11,936)
Expenditure for issuance of commercial papers	(6,624)	(10,530)
Shutdown loss	(67,736)	(31,380)
Other	(423,017)	(653,962)
	(1,313,576)	(2,318,316)
Income Before Income Tax	745,289	1,662,887
Income Tax Expenses (Note 4(19))	(172,253)	(191,180)
Income befere extraordinary items and cumualtive effect of changes in accounting principle	573,036	1,471,707
Cumulative effect of changes in accounting principle, less applicable income tax benefit of $2,603 (Notes 3 and 4 (19))	(7,810)	–
Net Income	$ 565,226	$ 1,471,707

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002		2001	
	Before Tax	Net	Before Tax	Net
Simple Earnings Per Common Share (Note 4 (20))				
Net income from continuing operations	$ 0.22	$ 0.17	$ 0.48	$ 0.43
Cumulative effect of changes in accounting principle	–	–	–	–
Net Income	$ 0.22	$ 0.17	$ 0.48	$ 0.43
Pro forma amounts giving that investments from subsidiaries, Kai Yu Investment Co., Ltd. and President International Development Corp., are not treated as treasury stock：				
Net Income	$ 836,051	$ 666,401	$ 1,662,887	$1,471,707
Simple Earnings Per Common Share				
Net Income	$ 0.24	$ 0.19	$ 0.48	$ 0.43
Pro forma amounts giving effect to retroactive application of change in method of accounting of inventory cost：				
Net Income	$ 745,289	$ 573,036	$ 1,658,054	$1,468,082
Simple Earnings Per Common Share				
Net Income	$ 0.22	$ 0.17	$ 0.48	$ 0.43

The accompanying notes are an integral part of the financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated October 21, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 565,226	$ 1,471,707
Adjustments to reconcile net income to net cash provided by operating activities:		
Recovery of market value of short-term investments	(5,109)	–
Provision for doubtful accounts	42,293	59,215
Reversion of allowance for doubtful accounts	(47,272)	(2,487)
Loss on allowance for inventory obsolescence	–	4,390
Reversal of inventory valuation	(3,360)	–
Equity in (earnings) loss of subsidiaries	(201,027)	643,648
Cash dividends from equity subsidiaries	970,909	740,848
Gain on sales of investments	(86,406)	(2,094,279)
Depreciation	1,026,087	1,033,482
Gain on disposal of property, plant and equipment, assets held for lease, idle assets and other assets	(8,422)	(8,052)
Loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets	33,603	18,057
Amortization	68,108	50,824
Loss on foreign currency transactions	10,754	4,431
Changes in operating assets and liabilities:		
Notes receivable	(26,580)	(123,478)
Accounts receivable-third parties	(257,646)	(608,444)
Accounts receivable-related parties	(834,763)	(508,604)
Other receivables-third parties	(18,474)	310,604
Other receivables-related parties	40,659	14,656
Inventories	220,091	86,564
Prepayments	110,729	131,823
Deferred income tax assets-current	(20,098)	21,346
Deferred pension cost	(3,441)	–
Long-term receivables	41,867	(12,084)
Deferred income tax assets-non-current	161,742	177,931
Notes payable-third parties	(1,474)	(11,514)
Note payable-related parties	–	13,909
Accounts payable-third parties	125,904	184,153
Accounts payable- related parties	1,413	(61,072)
Income tax payable	16,423	(26,799)
Accrued expenses	53,194	92,744
Other payable - related parties	–	(24,198)
Other payables - third parties	(60,062)	27,955
Cash in advance	–	(85,714)
Provision for retirement plan	100,416	29,051
Net cash provided by operating activities	2,015,284	1,550,613

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short - term investments	$ 1,623,821	$ –
Increase in long-term investments-subsidiaries	(2,335,694)	(6,310)
Increase in long-term investment-non-subsidiaries	(1,971,386)	(320,208)
Proceeds from sale of long-term investments-subsidiaries	74,620	343,514
Proceeds from sale of long-term investments-non-subsidiaries	1,114,396	2,877,070
Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	(753,794)	(1,224,059)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	329,012	365,188
Decrease in guaranteed deposits	4,970	13,631
Increase in deferred expenses	(38,280)	(35,906)
Decrease in employees' car loans	5,438	7,870
Net cash (used in) provided by investing activities	(1,946,897)	2,020,790
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in short-term loans	930,988	(1,660,082)
Increase in commercial papers payable	350,000	7,704
Increase from long-term liabilities	1,349,674	406,263
Decrease in customers' deposits	(2,386)	(23,618)
Payment of directors' and supervisors' remuneration	(54,779)	(58,891)
Payment of employees' bonuses	(164,337)	(117,782)
Payment of cash dividends	(2,005,192)	(1,894,900)
Purchase of treasury stock	(59,160)	–
Net cash provided by (used in) financing activities	344,808	(3,341,306)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(10,754)	(4,431)
NET INCREASE IN CASH AND CASH EQUIVALENT	402,441	225,666
CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD	109,720	113,920
CASH AND CASH EQUIVALENT, END OF PERIOD	$ 512,161	$ 339,586
Supplemental disclosures of cash flow information		
1.Interest paid (not including interest capitalized)	$ 694,492	$ 837,348
2.Income taxes paid	$ 11,583	$ 18,702
3.Fair value of subsidiaries on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ –	$ 22,047
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 21,051
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	–	(11,244)
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 9,807

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
(2)Mech-President Corp.		
Cash	$ –	$ 38,277
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 85,283
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	–	(18,105)
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 67,178
(3)Retail Support International Corp.		
Cash	$ –	$ 1,272
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 237,180
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	–	(394)
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 236,786
Investing and financing activities of partial payment on cash		
1.Increase in long-term investment – non–subsidiaries	$ 473,977	$ 320,208
Plus:Other payables,beginning of period	1,497,409	–
Cash increase in long-term investment – non–subsidiaries	$ 1,971,386	$ 320,208
2.Proceeds from sale of long-term investment – non–subsidiaries	$ 53,979	$ 2,877,070
Plus:Other receivables,beginning of period	1,060,417	–
Cash proceeds from sale of long-term investment – non–subsidiaries	$ 1,114,396	$ 2,877,070
3.Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 558,988	$ 961,343
Plus:Other payables, beginning of period	223,536	516,483
Long-term payables, beginning of period	210,444	222,242
Less:Other payables, ending of period	(38,537)	(262,490)
Long-term payables, ending of period	(200,637)	(213,519)
Cash purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 753,794	$ 1,224,059
Not related to either cash flows from investing or financing activities		
Long-term investments reclassified to treasury stock	$ 1,260,735	$ –

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated October 21, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of September 30, 2002, the paid-in capital was $34,422,458, divided into 3,442,246,000 of common stock, issued and outstanding with $10 (NT dollars) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.
The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate . For those designated as economic hedges of net investments in foreign entities, gains or losses on which are reported as "Cumulative translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss

(net of tax) pertaining to the excess portion is included in determining net income.

3. Cash equivalent

Cash equivalent incluedes callable bonds, bankers' acceptance and commercial paper with maturity date of less than three months.

4. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

5. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on weighted average method (the Company adopted the first-in, first-out "FIFO" method before 2001) except for livestock which is based on average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials, raw materials in transit and supplies is the replacement cost, and for merchandise, work in process, livestock in process, finished goods and by products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

6. Long-term investments

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments in which ownership interests exceed 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

7.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for its intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are : buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded as other income or loss. The gain after income tax before 2001 is transferred to capital reserve in the current year, thereafter in not transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

8.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expenses.

Other deferred expenses are amortized over a period of 3-10 years.

9. Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost.

10. Treasury stock

The cost of treasury stock (common and preferred) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings accounts; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stocks" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements.

11. Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the

nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credit", whereby investment tax credit from purchase of machinery and equipment, research expenditure, personnsel training expenditure and investment in stock were adopted by flow through method.

The 10% additional income tax expenses on unappropriated earnings are recognized in accordance with the resolution adopted at the annual stockholders' meeting.

12.Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

13.Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGE IN ACCOUNTING PRINCIPLE

1.Effective 2002, the Company changed the method of computing the inventory costs from the FIFO method to weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. And the cumulative effect of changes in accounting principles which amounted to $7,810 were included in the net income for the nine months period then ended September 30, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stocks" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, total assets and total stockholders' equity decreased by $141,313 and $40,138, respectively, as of September 30, 2002, and the net income decreased by $101,175 for the nine months ended September 30, 2002.

Note 4 DETAILS OF SIGNIFICATNT ACCOUNTS

1.Cash and cash equivalent

	September 30,2002	September 30,2001
Cash on hand	$ 2, 524	$ 3, 913
Checking deposits	21, 154	16, 905
Demand deposits	124, 183	137, 025
	147, 861	157, 843
Cash equivalent：		
Commercial papers	364, 300	181, 743
	$ 512, 161	$ 339, 586

2.Notes receivable

	September 30,2002	September 30,2001
Notes receivable	$ 819, 186	$ 918, 971
Less：Allowance for doubtful notes receivable	(66, 517)	(67, 523)
	$ 752, 669	$ 851, 448

3.Accounts receivable-third parties

	September 30,2002	September 30,2001
Accounts receivable	$ 1, 159, 216	$ 1, 549, 344
Less：Allowance for doubtful accounts receivable	(116, 449)	(87, 456)
	$ 1, 042, 767	$ 1, 461, 888

4.Inventories

	September 30,2002	September 30,2001
Merchandises	$ 162, 682	$ 129, 750
Raw materials	682, 889	740, 805
Supplies	144, 817	209, 983
Raw materials and supplies in transit	554, 285	252, 464
Work in process	112, 725	130, 053
Livestock in process	14, 334	105, 392
Finished goods	559, 105	635, 073
Livestock	23, 069	100, 276
Less：Allowance for livestock	(11, 289)	(45, 662)
By-products	213	806
	2, 242, 830	2, 258, 940
Less：Allowance for price decline and obsolescence in inventories	(2, 504)	(8, 171)
	$ 2, 240, 326	$ 2, 250, 769

5. Long-term investments

(1) Debit balance of long-term investments

Name of subsidiaries	September 30, 2002 Amount	September 30, 2002 Percentage owned	September 30, 2001 Amount	September 30, 2001 Percentage owned
Equity method:				
President International Trade and Investment Corp.	$ 3,042,383	100.00%	$ 1,704,979	100.00%
Kai Yu Investment Co., Ltd	671,393	100.00%	1,814,204	100.00%
President International Development Corp.	7,692,618	58.50%	7,852,767	58.50%
Tong-Jeng Development Corp.	1,398,691	50.00%	1,409,665	50.00%
President Chain Store Corp.	6,499,200	44.59%	4,533,587	40.14%
Ton Yi Industrial Corp.	7,184,975	43.34%	7,385,114	43.34%
Presicarre Corp.	2,388,619	30.50%	2,774,408	40.00%
President Securities Corp.	3,969,397	25.50%	3,407,952	23.47%
Tonpal Optoelectronics Inc. (Note)	2,380,105	9.71%	2,351,351	10.36%
Others (less than 2%) (Note)	7,619,271	10.10%~100%	5,731,580	7.14%~100%
	42,846,652		38,965,607	
Cost Method:				
New Century Info-Comm. Co., Ltd.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%)	3,340,149	0.53%~14.46%	4,088,811	0.53%~18.06%
	4,608,149		5,356,811	
	$ 47,454,801		$ 44,322,418	

(2) Credit balance of long-term investments

Name of subsidiaries	September 30, 2002 Amount	September 30, 2002 Percentage owned	September 30, 2001 Amount	September 30, 2001 Percentage owned
Equity method:				
Latin America Development Co., Ltd. (Note)	$ 3,395	7.14%	$ 3,605	7.14%
Copres Corp. (Note)	–	–	3,543	19.00%
	$ 3,395		$ 7,148	

(Note)Investments in Scino Pharm Taiwan Ltd., Allianz President General Insurance Co., Ltd., President Information Corp., Tonpal Optoelectronics Inc., Latin America Development Co., Ltd. and Copers Corp., are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(3)We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total balance of $42,846,652 and $38,965,607 and total negative balance of $3,395 and $7,148 as of September 30, 2002 and 2001, respectively, or the equities in earnings of $201,027 and loss of $643,648 ,which are included in net income for the nine months then ended.

(4) As of September 30, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. As of September 30, 2002 and 2001, the balance of treasury stock is as follow:

	2002			
Purpose for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	14, 472	–	–	14, 472
Maintaining shareholders' equity	–	16, 871	–	16, 871
	14, 472	16, 871	–	31, 343

	2001			
Purpose for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	5, 613	8, 859	–	14, 472
Maintaining shareholders' equity	–	97, 551	–	97, 551
	5, 613	106, 410	–	112, 023

B. According to the Stock Exchange Law, the percentage of treasury stock may not exceed 10% of the total shares of common stocks issued by the Company and the amount of treasury stocks may not exceed the total amount of additional the paid-in capital, retained earnings and realized capital reserve. As of September 30, 2002, and 2001, the balance of the cost of treasury stocks purchased and then retired by President Securities Corp. amounted to $317,734 and $1,025,979, respectively. The Company recognized the treasury stocks cost of $89,220 and $240,797 as of September 30, 2002 and 2001, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, the treasury stock may not be pledged and bear no stockholders rights before the stocks are transferred to employees.

D. Under the Stock Exchange Law, treasury stock acquire for maintaining credit rating of the Company and shareholders' equity should be retired within six months of acquisition.

(5) As of September 30, 2002, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stocks of Eagle Cold Storage Enterprise Co. totaling $34,698 (4,123,000 shares). In accordance with R.O.C FAS NO. 30 "Accounting for Treasury stocks", Eagle Cold Storage Enterprise Co. treated the stocks which held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 based on its equity ownership in Eagle Cold Storage Enterprise Co..

(6) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 and $23.77, per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury stocks", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In the period of the nine months ended September 30, 2002, Kai Yu investment Co., Ltd. and President International Development Corp. sold 51,145,000 and 65,540,000 shares totaling $1,095,311 of the Company's common stock, respectively, at the average price of $13.63 and $13.66 per share, respectively. As of September 30, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., had treasury stock in the amount of $116,519 (9,805,000 shares, including stock dividends of 285,000 shares) and $48,905 (7,035,000 shares, including stock dividends of 205,000 shares), respectively. The averaged market price of the Company's stock was $10.15 per share as of September 30, 2002.

6. Property, plant and equipment

As of September 30, 2002 and 2001, revaluation and accumulated depreciation of each fixed assets are listed as follows:

Assets	September 30, 2002		September 30, 2001	
	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2,215,507	$ –	$ 2,215,507	$ –
Buildings	127,798	1,228,268	136,961	1,203,560
Machinery and equipment	63,838	4,721,077	64,711	4,381,311
Electrical installations	8,373	261,607	9,626	250,265
Transportation equipment	1,178	107,106	1,178	112,966
Furniture and fixtures	296	1,596,362	301	598,637
Leased property	–	92,334	–	74,821
Leasehold improvements	–	87,855	–	75,747
Other equipment	25,727	1,902,079	30,309	1,737,478
	$ 2,442,717	$ 9,996,688	$ 2,458,593	$ 8,434,785

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of September 30, 2002 and 2001, respectively.

(2) The balances of the provision for land-value incremental tax on September 30, 2002 and 2001 were $1,291,803 and $1,291,857, respectively.

(3) Interest expenses before capitalization in the nine months ended September 30, 2002 and 2001 were $831,848 and $1,081,542, respectively. Interest capitalized totaled $102,339 and $132,739 with interest rate 4.41% and 5.98% for the nine months ended September 30, 2002 and 2001, respectively.

(4) As of September 30, 2002 and 2001, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(5) Leased property

The terms major of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate		Period
Buildings, electrical installations and other equipment	$	240,904	8.1997-7.2012 180 equal monthly installments
Buildings		13,536	1.1998-8.2005 92 equal monthly installments
	$	254,440	

B. As of September 30, 2002, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments		Total rental payments	
10.1.2002 - 9.30.2003	$	31,849	$	33,647
10.1.2003 - 9.30.2004		29,246		34,277
10.1.2004 - 9.30.2005		26,224		34,086
10.1.2005 - 9.30.2006		21,759		30,949
10.1.2006 - 9.30.2007		19,697		30,949
10.1.2007 - 7.31.2012		71,862		149,584
		200,637	$	313,492
Less: Liabilities under capital lease within one year		(31,849)		
Long-term liabilities under capital lease (classified as long term payables)	$	168,788		

7. Assets held for lease

September 30, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 107,585	$ 215,383	$ 322,968	$ –	$ –	$ –	$ 322,968
Buildings	531,600	14,075	545,675	(198,496)	(12,566)	(211,062)	334,613
Machinery and equipment	420	–	420	(237)	–	(237)	183
Electrical installations	30,171	–	30,171	(21,462)	–	(21,462)	8,709
Furniture and fixtures	3,710	–	3,710	(2,714)	–	(2,714)	996
Other equipment	180,674	4,299	184,973	(116,259)	(4,297)	(120,556)	64,417
	$ 854,160	$ 233,757	$ 1,087,917	($ 339,168)	($ 16,863)	($ 356,031)	$ 731,886

September 30, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ –	$ –	$ –	$ 447,218
Buildings	636,818	14,075	650,893	(210,696)	(12,247)	(222,943)	427,950
Machinery and equipment	423	–	423	(191)	–	(191)	232
Electrical installations	31,255	–	31,255	(19,336)	–	(19,336)	11,919
Furniture and fixtures	1,348,318	–	1,348,318	(941,263)	–	(941,263)	407,055
Other equipment	277,534	4,299	281,833	(137,214)	(4,297)	(141,511)	140,322
	$ 2,526,183	$ 233,757	$ 2,759,940	($ 1,308,700)	($ 16,544)	($ 1,325,244)	$ 1,434,696

(1) Rental revenues for the nine months ended September 30, 2002 and 2001 were $141,122 and $180,771, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(6) Property, Plant and Equipment.

8. Idle assets

September 30, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 112,464	$ 35,284	$ 147,748	$ –	$ –	$ –	$ 147,748
Buildings	152,341	10,295	162,636	(122,724)	(10,159)	(132,883)	29,753
Machinery and equipment	487,939	1,175	489,114	(328,882)	(1,175)	(330,057)	159,057
Electrical installations	10,879	352	11,231	(10,626)	(352)	(10,978)	253
Furniture and fixtures	4,205	–	4,205	(4,146)	–	(4,146)	59
Other equipment	85,689	4,367	90,056	(71,671)	(4,367)	(76,038)	14,018
	$ 853,517	$ 51,473	$ 904,990	($ 538,049)	($ 16,053)	($ 554,102)	$ 350,888

September 30, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 95,559	$ 35,477	$ 131,036	$ –	$ –	$ –	$ 131,036
Buildings	39,833	1,133	40,966	(34,095)	(1,058)	(35,153)	5,813
Machinery and equipment	154,824	514	155,338	(111,430)	(514)	(111,944)	43,394
Electrical installations	7,209	–	7,209	(7,209)	–	(7,209)	–
Furniture and fixtures	1,125	–	1,125	(896)	–	(896)	229
Other equipment	22,048	180	22,228	(19,418)	(180)	(19,598)	2,630
	$ 320,598	$ 37,304	$ 357,902	($ 173,048)	($ 1,752)	($ 174,800)	$ 183,102

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(6) Property, Plant and Equipment.

9. Deferred expenses

	2002	2001
Beginning balance	$ 289, 364	$ 315, 614
Increase during the period	38, 280	35, 906
Amortization and depreciation	(68, 108)	(50, 824)
Ending balance	$ 259, 536	$ 300, 696

The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expenses.

10. Long-term receivables

	September 30, 2002	September 30, 2001
Long-term notes receivable	$ 1, 650	$ 3, 074
Long-term accounts receivable	2, 777	44, 593
Employees' car loans	22, 220	29, 409
Less: Allowance for doubtful long-term receivables	(3, 777)	(34, 473)
	$ 22, 870	$ 42, 603

11. Short-term loans

	September 30, 2002	September 30, 2001
Unsecured bank loans	$ 1, 884, 212	$ 119, 138
Overdraft	40	44
	$ 1, 884, 252	$ 119, 182
Range of interest rates	2. 50%～2. 63%	2. 943%～7. 065%

12. Commercial papers payable

	September 30, 2002	September 30, 2001
Commercial papers payable	$ 350, 000	$ 500, 000
Less: prepaid interests	–	(5, 926)
	$ 350, 000	$ 494, 074
Rang of interest rates	2. 305%	6. 18%

13. Long-term loans

	September 30, 2002	September 30, 2001
Unsecured bank loans	$ 19,315,000	$ 14,944,000
Bankers' acceptances	4,100,000	7,350,000
	23,415,000	22,294,000
Less :Prepaid interests	(28,261)	(23,792)
Current portion of long-term loans	(100,000)	(675,000)
	$ 23,286,739	$ 21,595,208
Range of maturity dates	10.11.2003 ~9.18.2007	11.8.2002 ~6.28.2006
Range of interest rates	2.40%~5.83%	3.38%~6.855%

14. Retirement plan

(1) Under the terms of the retirement plan, an employee is eligible retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) with an minimum of 25 years , or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of the one-month's salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of September 30, 2002 and 2001, the balance of the independent retirement trust fund was $1,841,208 and $1,908,776, respectively.

(3) The actuarially determined net pension cost was $183,413 and $144,369 for the nine months ended September 30, 2002 and 2001, respectively. The balance of the minimum provision for retirement plan was $623,062 and $84,113 as of September 30, 2002 and 2001, respectively.

15. Common stock

(1) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) The Company retired 5,671,000 shares treasury stocks on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(3) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

16. Capital reserve

(1) According to the ROC Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

17. Retained earnings

(1)According to the ROC Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the ROC Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of September 30, 2002 and 2001, the balance of unappropriated earnings were as follows:

	September 30, 2002	September 30, 2001
(A) Unappropriated earnings before 1997	$ 157, 057	$ 239, 414
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	—	—
B: 10% income tax paid balance	10, 889	242, 267
	$ 167, 946	$ 481, 681

Unappropriated earnings in the amount of $714,263 and $1,470,022 as of September 30, 2002 and 2001, respectively, can not be distributed as dividends as these amounts have not been approval by the shareholders. These amounts were derived after the adjustments of variance capital reserves due to the changes in the Company's subsidiaries to the Company's net income of $565,226 and $1,471,707 for the nine months ended September 30, 2002 and 2001, respectively.

(4) As of September 30, 2002 and 2001, the imputation tax credit account balance amounted to $40 and $226, respectively. The Company distributed 2001 and 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 28, 2002 and June 1, 2001, and the date of dividends distribution were August 23, 2002 and August 9, 2001 adopted at the board of directors' meeting, and the creditable ratio were 19.08% and 14.94%, respectively.

(5) According to ROC SFC Ruling, the retained earnings balance of $168,156 as of December 31, 2001, was classified as special earnings reserve and can not be distributed as dividends.

18. Treasury stock

(1) As of September 30, 2002, the balance of treasury stock is as follows:

	Number of shares (in thousands)			
Purpose for acquisition	Beginning	Increase	Decrease	Ending
Maintaining the Company's credit rating and stockholders' equity	5,671	5,921	5,671	5,921

(2) Under the Stock Exchange Law, the percentage of treasury stock may not exceed 10% of the total shares of common stocks issued by the Company and the amount of treasury stocks may not exceed the total amount of additional paid-in capital, retained earnings and realized capital reserve. As of September 30, 2002, the total balance of treasury stock purchased and then retired by the Company amounted to $59,160.

(3) In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders' rights before the stocks were transferred.

(4) According to the ROC Securities Exchange Law, the treasury stock acquire for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

19. Deferred income tax and income tax expenses

(1) Adjustments for corporate income tax expenses and income tax payable were as follows:

	2002	2001
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 107,836)	($ 2,240)
10% additional income tax on unappropriated earnings	280,089	193,420
	172,253	191,180
Income tax due to cumulative effect of changes in accounting principle	(2,603)	–
Corporate income tax expenses	169,650	191,180
Net change amount for deferred income tax assets	(141,644)	(199,277)
Prepaid income taxes	(36)	(404)
Over provision of prior year's income taxes	594	20,358
Prepaid and income taxes withheld	(2,701)	(3,246)
Income tax payable	$ 25,863	$ 8,611

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investments tax credits were as follows:

	September 30, 2002		September 30, 2001	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Temporary differences				
Bad debt expense over limit	$ 143, 867	$ 35, 967	$ 97, 205	$ 24, 301
Unrealized inventory obsolescence loss	2, 504	626	8, 171	2, 042
Expenses carried forward	17, 641	4, 410	22, 775	5, 694
Unrealized loss (gain) on foreign currency transactions	57, 760	14, 440	(1, 007)	(252)
Investments tax credits	—	200, 000	—	—
		$ 255, 443		$ 31, 785
Non- current items:				
Temporary differences				
Expenses carried forward	$ 22, 039	$ 5, 509	$ 27, 462	$ 6, 865
Depreciation expenses	(2, 339, 795)	(584, 948)	(2, 322, 129)	(580, 532)
Investments loss	1, 181, 117	295, 279	1, 384, 582	346, 146
Pension cost	99, 737	24, 934	77, 985	19, 496
Loss carryforwards	1, 330, 677	332, 669	935, 439	233, 860
Investments tax credits	—	80, 295	—	390, 687
Valuation allowance	—	(53, 808)	—	(116, 930)
		$ 99, 930		$ 299, 592

(3) As of September 30, 2002, the balance of unused tax credits from loss carryforwards was $332,669, which will expire between 2002 and 2006.

(4) As of September 30, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditure were $280,295, which will expire between 2003 and 2004.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of October 21, 2002, there were no disputes existing between the Company and the Tax Authority.

20. Simple earnings per common share

	2002				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$ 734, 876	$ 565, 226	$ 3, 361, 353	$ 0. 22	$ 0. 17

	2001				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$1, 662, 887	$1, 471, 707	$ 3, 442, 246	$ 0. 48	$ 0. 43

Note 5. Related-party transactions

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holding Ltd.	Subsidiary accounted by equity method
Uni - President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method
Uni - President Oven Bakery Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
Mech-President Co., Ltd.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
Prince Housing & Development Corp.	Common chairman
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)
Tung - Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp. (Note 1)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Fu-Yu-Tong Corp. (Note 2)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung - Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Uni - President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)

(Note 1):Related party relationship was terminated due to the disposal of the equity investment by Kai Yu Investment Co., Ltd. in August, 2001.

(Note 2):Related party relationship was terminated due to the disposal of the equity investment by Nanlien International Corp. in October, 2001.

2. Transactions with related parties

(a) Purchases

	2002		2001	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 579, 681	4%	$ 581, 241	4%
TTET Union Corp.	362, 077	2%	454, 939	3%
President Packaging Ind. Corp.	290, 100	2%	283, 990	2%
President Nisshin Corp.	231, 152	1%	189, 654	1%
Others (less than 10%)	329, 078	2%	485, 064	3%
	$ 1, 792, 088	11%	$ 1, 994, 888	13%

The terms of purchases and payments (due within one month) to the related parties were the same as for suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30 – 45 days.

(2) Ton Yi Industrial Corp. pays its accounts within 50 days.

(3) President Nisshin Corp. pays its accounts within 15 days.

(b) Sales

	2002		2001	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 3, 327, 120	14%	$ 410, 296	2%
Uni - President Cold - Chain Corp.	3, 163, 924	13%	2, 811, 834	12%
President Chain Store Corp.	1, 868, 020	8%	1, 651, 201	7%
Retail Support International Corp.	875, 640	4%	1, 819, 082	7%
Others (less than 10%)	7, 996, 569	33%	9, 529, 539	39%
	$17, 231, 273	72%	$16, 221, 952	67%

The terms of collection period for the nine months ended September 30, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales to foodstuff and animal feed and 10-15 days after sales to soybean products, except that the collection period is two months for sales to the corporations of outlet channel; one month for sales to the corporations that operate both in outlet channel and traditional channel; two weeks for sales to the corporations of traditional channel; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month; Tung Aug Enterprises Corp. closes it's accounts 10 days and remit in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days within the end of each month; President Chain Store Corp. closes it's accounts 30 days within the end of each month. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(c) Purchases of investments

	2002	2001
President Chain Store Corp.	$ –	$ 240,710

The Company purchased 20,000,000 shares of Scino Pharm Taiwan Ltd. and 135,000 shares of Parabola Creative Inc. from President Chain Store Corp. at negotiated price.

(d) Disposal of investments

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 74, 619	$ 14, 007	$ 60, 612	$ 579, 282	$ 324, 260	$ 255, 022
Nanlien International Corp.	—	—	—	203, 844	104, 226	99, 618
President International	—	—	—	54, 835	3, 388	51, 447
Development Corp.	$ 74, 619	$ 14, 007	$ 60, 612	$ 837, 961	$ 431, 874	$ 406, 087

(1)The Company sold 3,960,000 shares of President Pharmaceutical Corp., 2,200,000 shares of Retail Support Intenmational Corp., 7,140,000 shares of Uni–President Cold–Chain Corp., 5,250,000 shares of President Transnet Crop. 10,440,000 shares of President Musashino Corp. 2,400,000 shares of President Information Corp.and 31,219,000 shares of Mech – President Co., Ltd. to President Chain Store Corp. at negotiated price between January 1, 2002 and September 30, 2002.

(2)The Company sold 4,419,000 shares of Presitex Co., Ltd. and 1,000,000 shares of 365 U01.com. Co., Ltd. to President International Development Corp. and sold 4,000,000 shares of Retail Support International Corp.,3,038,000 shares of Union Chinese Corp. and 1,530,000 shares of Tone Chu Enterprises Crop. to Nanlien International Crop. at negotiated price between January 1, 2001 and September 30, 2001.

(e) Purchase of property, plant and equipment

	Item	2002	2001
Qware Systems & Services Corp.	Furniture and fixtures	$ 22, 575	$ 44, 124
President Information Corp.	Furniture and fixtures	1, 135	6, 822
Mech-President Co., Ltd.	Transportation equitment	300	7, 778
Others (less than 10%)	Transportation equitment, furniture and fixtures and other equitment	3, 232	490
		$ 27, 242	$ 59, 214

The Company purchased above fixed assets from related parties at negotiated prices.

(f)Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain(loss)	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257, 557	$ 255, 748	$ 1, 809	$ 196, 721	$ 195, 729	$ 992
Retail Support International Corp.	50, 755	50, 755	—	—	—	—
Uni-President Oven Bakery Corp.	—	—	—	96, 816	96, 816	—
Others (less than 10%)	3, 407	3, 689	(282)	11, 712	11, 712	—
	$ 311, 719	$ 310, 192	$ 1, 527	$ 305, 249	$ 304, 257	$ 992

The Company sold fixed assets to related parties at negotiated prices.

(g) Rental income

	The way of rental collection	2002	2001
Uni-President Vender Corp.	Monthly	$ 114, 973	$ 132, 793
Retail Support International Corp.	Monthly	50, 210	80, 249
Uni-President Cold-Chain Corp.	Monthly	27, 411	46, 047
Others (less than 10%)	Monthly	69, 672	74, 038
		$ 262, 266	$ 333, 127

Rentals are charged based on the existing lease agreements at negotiated prices.

(h) Other income

	2002	2001
Management and technical consultancy fees:		
Ztong Yee Industrial Co., Ltd.	$ 18, 900	$ 18, 900
Tung Ang Enterprises Corp.	16, 577	11, 456
Tun Hsiang Enterprises Corp.	11, 699	22, 340
Others (less than 10%)	109, 738	167, 725
	156, 914	220, 421
Other income:		
Tun Hsiang Enterprises Corp.	36, 729	41, 927
Tong Yu Enterprises Corp.	33, 643	—
Others (less than 10%)	148, 352	213, 216
	218, 724	255, 143
	$ 375, 638	$ 475, 564

(i) Processing expenses

	2002	2001
TTET Union Corp.	$ 86, 691	$ 74, 648

(j) Other expenses

	2002	2001
Advertisement support expenses:		
Uni-President Dream Parks Corp.	$ 448, 329	$ 419, 079
President Baseball Team Corp.	72, 167	68, 319
Others (less than 10%)	76, 078	125, 203
	596, 574	612, 601
Other expenses:		
Uni-President Cold-Chain Corp.	133, 969	178, 494
Kuan Chang Enterprises Corp.	67, 994	72, 343
President Chain Store Corp.	7, 583	45, 638
Others (less than 10%)	160, 585	149, 288
	370, 131	445, 763
	$ 966, 705	$ 1, 058, 364

(k) Notes receivable

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
Tung - Tse Corp.	$ 29, 038	3%	$ 27, 142	3%
Fu – Yu Tong Corp.	–	–	6, 927	1%
Others (less than 10%)	13, 520	2%	18, 535	2%
	$ 42, 558	5%	$ 52, 604	6%

(l) Accounts receivable

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
Tun Ang Enterprises Corp.	$ 457, 298	12%	$ 34, 883	1%
Uni - President Cold - Chain Corp.	454, 680	12%	289, 968	8%
President Chain Store Corp.	355, 281	9%	294, 696	8%
Tun Hsiang Enterprises Corp.	238, 440	6%	493, 305	13%
Retail Support International Corp.	63, 440	2%	225, 642	6%
Others (less than 10%)	1, 077, 752	28%	861, 380	23%
	$ 2, 646, 891	69%	$2, 199, 874	59%

(m) Other receivables

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 48, 823	14%	$ 4, 381	1%
Ztong Yee Industrial Co. Ltd.	18, 900	6%	18, 900	5%
Presidnet Kikkoman Inc.	11, 155	3%	11, 184	3%
Others (less than 10%)	43, 557	13%	51, 740	14%
	$122, 435	36%	$ 86, 205	23%

(n) Notes payable

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
President Baseball Team Corp.	$ –	–	$ 10, 500	49%
Others (less than 10%)	–	–	3, 409	16%
	$ –	–	$ 13, 909	65%

(o) Accounts payable

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 69,127	5%	$ 74,867	5%
TTET Union Corp.	48,035	4%	46,343	3%
President Packaging Ind. Corp.	31,920	2%	15,203	1%
President Nisshin Corp.	13,409	1%	39,556	3%
Others (less than 10%)	30,363	2%	34,123	2%
	$192,854	14%	$210,092	14%

(p) Accrued expenses

	September 30, 2002		September 30, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$101,142	6%	$ 58,147	3%
Uni-President Dream Parks Corp.	88,332	5%	79,168	4%
President Chain Store Corp.	20,764	1%	44,890	3%
Others (less than 10%)	225,958	14%	53,351	3%
	$436,196	26%	$235,556	13%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	September 30, 2002	September 30, 2001
Cayman President Holdings Ltd.	$13,503,578	$ 7,663,526
President International Development Corp.	2,800,000	2,400,000
Hong Kong President Holdings Limited	594,990	5,211,773
Others (less than 10%)	8,525,835	9,645,553
	$25,424,403	$24,920,852

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp.) jointly a purchased parcel of land (located at Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal owunership was revised to 40%.

Note 6. PLEDGED ASSETS

As of September 30, 2002 and 2001, the pledged assets were as follows:

	Usage	September 30, 2002	September 30, 2001
Land	Revolving credit facility	$ 1,174,808	$ 1,170,736
Buildings-net	Revolving credit facility	388,540	458,898
Machinery and equipment-net	Revolving credit facility	86	237
		$ 1,563,434	$ 1,629,871

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of September 30, 2002 and 2001, the remaining balance due for construction in progress and advance to suppliers were as follows:

	September 30, 2002	September 30, 2001
Construction in progress	$ 867,607	$ 124,860
Advance to suppliers	434,493	338,512
	$ 1,302,100	$ 463,372

2. As of September 30, 2002, and 2001, total letters of credit outstanding were $605,213 and $889,931, respectively.

3. In November 1999, the Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the terms of the loan agreement was revised from November 15, 2001 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.). Under the terms of the loan agreement the Company agrees that:

(1) To ensure current ratio shall be above 70%.
(2) To ensure debit ratio shall be below 150%.
(3) To ensure that, if the ratio mentioned above do not meet the requirements, the Company should improve it within six months.

4. In August 2000, the Company signed a $6,000,000 a 5–year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement the Company agrees that:
   (1) The current ratio shall be above 70%.
   (2) To ensure the debt ratio shall be below 100%.
   (3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
   (4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

5. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities, including bankers' acceptances and unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The current ratio shall be above 80%.
   (2) The debt ratio shall be below 100% from 2000, retroactively.
   (3) If the ratios mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.
   (4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead banks may call a meeting of the leaders to discuss above events as needed.

6. In September 2002, the Company signed a $6,000,000 5-year syndicated credit facilities, including bankers' acceptances and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Seandard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：
   (1)To ensure that, the year-end audited consolidated tangible stockholder's equity shall not be less than 30,000,000.
   (2) To ensure that, the debt ratio computed from year-end non-consolidated audited financial statements shall not be above 150%.
   (3) To ensure that, the interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be below 200%.
   (4) To ensure that, the current ratio computed from year-end non-consolidated audited financial statements shall not be below 80%.

7. As approved by the shareholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs, have the same rights and responsibilities as those of holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER:

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the forward foreign exchange contract for the nine months ended September 30, 2002 and 2001 was disclosed as follows (units in the thousands of currencies indicated):

A. Contract amount or notional principals amount

Derivative financial instrument	September 30, 2002	September 30, 2001
Forward Foreign Exchange Contracts	USD$ –	USD$ 16,500

B. Nature and terms of derivatives financial instruments：

(a) Transaction terms：

The Company agreed to purchase USD at the exchange rate with banks at a future date.

(b) Credit risk：

As the counterparts are banks with good credit ratings, the credit risk is minimal.

(c) Market risk：

The Company had signed forward foreign exchange contract with banks, there was no other market risk except for the gain or loss from the difference between the exchange rates at sign date and settlement date.

(d) Liquidity risk

The Company has agreed to purchase USD at a fixed rate, there would be no liquidity risk.

(e) The amount, timing and uncertainty of future cash flow：

(i) As of September 30, 2002, the Company had no derivative financial instruments transactions.

(ii) As of September 30, 2001, the Company had agreed to purchase USD$ 16,500 by the agreed exchange at future specific date. And due to the certainty of the exchange rate and settlement date under the contract, the amount, timing and future cash flow has no uncertainty.

C. The objectives of holding derivative financial instruments

The Company engages in forward foreign exchange contract to hedge the risks from fluctuation of exchange rates of identifiable foreign currency.

D. Net gain or loss of the transaction and it's commitment representation：

As of September 30, 2002 and 2001, total premiums of the forward exchange contract were $－ and $1,021, respectively, which will be reflected in the active transaction.

E. Fair value of the derivative financial instruments

	September 30, 2002	September 30, 2001
Forward exchange contract payable	$ －	($ 569,114)
Forward exchange contract receivable	－	570,135
	－	1,021
Premium on forward exchange contract	－	(1,021)
Net of forward exchange contract payable (listed on books as other payables)	$ －	$ －

2. FAIR VALUE OF NON-DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2002		September 30, 2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 5, 292, 654	$ 5, 292, 654	$ 5, 234, 705	$ 5, 234, 705
Long - term investments	47, 454, 801	55, 164, 742	44, 322, 418	54, 024, 084
Guaranteed deposits	81, 287	81, 287	84, 615	84, 615
Long - term receivables	22, 870	22, 870	42, 603	42, 603
Financial liabilities				
Financial liabilities of the same book and fair value	5, 610, 101	5, 610, 101	5, 126, 927	5, 126, 927
Long - term loans	23, 286, 739	23, 286, 739	21, 595, 208	21, 595, 208
Long - term payables	168, 788	168, 788	181, 297	181, 297
Provision for retirements plan	623, 062	1, 387, 560	84, 113	644, 600
Customers' deposits	71, 279	71, 279	75, 350	73, 350

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash equivalent, notes and accounts receivable, other receivables, short-term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) The fair value of long-term investments are based on the market value. The fair value of which without any market value is based on the net equities of the investee companies. However, due to the difficulties of getting the information of long-term investments, the fair value of long-term investments is based on the fair value as of June 30, 2002 and 2001, respectively.

(3) The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office as of September 30, 2002 and 2001, respectively.

(4) The fair value of long-term loans, long-term payables and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similiar long-term loans as of September 30, 2002 and 2001, respectively.

(5) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30, 2001 and 2000 and adjusted for net pension cost, provision and payment of pension fund occurred during the three months period endend September 30, 2002 and 2001.

3. PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts of the financial statements of the nine months ended September 30, 2001 have been reclassified to conform with the presentation adopted for the nine months ended September 30, 2002.

Note 11. Additional Disclosures Information

1. Significant Transactions Information (For the nine months ended September 30, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holdings Ltd.	Other receivables	US$ 2	US$ —	—	2	$ —	Business turn	—	—	$ —	US$ 80,000	US$ 100,000 (Note 1)
2	Cayman President Holding Ltd.	Prospect Top Development Ltd.	Receivable-related party	US 7,326	US 7,326	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
3	President Global Corp.	President East Co.	Notes receivable	US 205	US 205	6.00%	1	US 394 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
		Tungpec. Inc.	Notes receivable	US 40	US 40	—	1	US 229 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
4	President Asian Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,285	7.06%	2	—	Investment loan	—	Land, House and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	883,234	528,627	—	1	2,712,314 (sales)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
6	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45,650	PESO 45,650	7.00%	2	—	Business turn	—	—	—	PESO 80,000	PESO 89,241 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	US 3,297	US 3,297	—	2	—	Investment loan	US 313	—	—	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
		Tunnel International Marketing Corp.	Other receivables	US$ 10	US$ 10	—	2	$ —	Investment loan	—	—	$ —	$ 200,000	$ 300,000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	US 3,015	US 2,880	—	2	—	Business turn	—	—	—	200,000	300,000 (Note 1)
9	President International Investment (BVI) Holdings Ltd.	Hong Kong Xinang Lu Industrial Ltd.	Other receivables -related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,437	US 5,022	—	1、2	US 1,537 (sales)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,251	—	1、2	US 546 (sales)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
11	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	—	—	2	—	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
12	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	—	—	1、2	US 48 (sales)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 966	—	1、2	US 1,811 (sales) US 1,125 (purchase)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
13	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465 仟元	US 2,039	—	1、2	US 428 (sales) US 1,941 (purchase)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 2,553	US 2,553	—	1、2	US 226 (sales) US 216 (purchase)	Business turn	—	—	—	4,143,512	8,287,023 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan reguires the board of directors' approval and should be reported at the stockholders' meeting.

(Note 2) The maxium amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maxium amount for any one entity is 25%.

(Note 3) The following code represents the character of financing activities with others:

1. Trading partner.

2. Short-term financing.

2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20,139,107	$ 15,132,879	$ 13,503,578	$ —	33.53%	$ 40,278,214 (Note 1)
0		President International Development Corp.	2	20,139,107	2,800,000	2,800,000	—	6.95%	40,278,214 (Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20,139,107	2,388,742	2,388,742	—	5.93%	40,278,214 (Note 1)
0		Kai Yu Investment Co., Ltd.	2	20,139,107	1,353,000	1,353,000	—	3.36%	40,278,214 (Note 1)
0		President International Investment (BVI) Holdings Ltd.	3	20,139,107	1,429,552	994,547	—	2.47%	40,278,214 (Note 1)
0		Tone Sang Construction Corp.	2	20,139,107	780,000	670,000	—	1.66%	40,278,214 (Note 1)
0		President Asian Enterprise Inc.	3	20,139,107	805,096	605,850	—	1.50%	40,278,214 (Note 1)
0		Hong Kong President Holdings Ltd.	3	20,139,107	594,990	594,990	—	1.48%	40,278,214 (Note 1)
0		Uni-Splendor Corp.	6	20,139,107	475,000	475,000	—	1.18%	40,278,214 (Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20,139,107	450,060	312,000	—	0.77%	40,278,214 (Note 1)
0		Uni-President (USA), Inc.	3	20,139,107	311,500	311,500	—	0.77%	40,278,214 (Note 1)
0		Zotng Yee Industrial Co., Ltd.	6	20,139,107	310,000	310,000	—	0.77%	40,278,214 (Note 1)
0		Uni- President Vietnam Co., Ltd.	3	20,139,107	218,256	218,256	—	0.54%	40,278,214 (Note 1)
0		President Pharmaceutical Corp.	2	20,139,107	210,000	210,000	—	0.52%	40,278,214 (Note 1)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Century Quick Service Restaurant Corp.	3	$ 20,139,107	$ 250,000	$ 200,000	$ —	0.50%	$ 40,278,214	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20,139,107	170,000	170,000	—	0.42%	40,278,214	(Note 1)
0		Presitex Co., Ltd.	3	20,139,107	150,119	96,925	—	0.24%	40,278,214	(Note 1)
0		President Packaging Ind. Corp.	1	20,139,107	130,280	61,015	—	0.15%	40,278,214	(Note 1)
0		President Entertainment Corp.	2	20,139,107	50,000	50,000	—	0.12%	40,278,214	(Note 1)
0		President Global Corp.	2	20,139,107	35,080	35,000	—	0.09%	40,278,214	(Note 1)
0		President Baseball Team Corp.	2	20,139,107	34,000	34,000	—	0.08%	40,278,214	(Note 1)
0		President Digital Network Corp.	2	20,139,107	30,000	30,000	—	0.07%	40,278,214	(Note 1)
0		President International Trade and Investment Corp.	2	20,139,107	224,134	—	—	—	40,278,214	(Note 1)
0		Kaohsiung Rapid Transit Corp.	6	20,139,107	100,000	—	—	—	40,278,214	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 17,895	US 2,802	—	—	—	US 35,789	(Note 2)
2	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	19.23%	US 100,000	(Note 3)
2		Xingiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	—	—	—	US 100,000	(Note 3)
2		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	—	—	—	US 100,000	(Note 3)
3	Kai Yu Investment Co., Ltd.	Uni-president Enterprises Corp.	4	100,000	2,000	2,000	—	0.26%	500,000	(Note 4)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	President Global Corp.	Ameripec. Inc.	3	US$ 3,513	US$ 835	US$ 214	$ —	1.83%	US$ 5,855	(Note 5)
5	Nanlien International Corp.	Nella Ltd.	3	500,000	57,110	35,000	—	2.73%	1,000,000	(Note 6)
5		Tung Yu Corp.	3	500,000	45,500	25,950	—	2.03%	1,000,000	(Note 6)
5		Uni-president Enterprises Corp.	4	500,000	2,000	2,000	—	0.16%	1,000,000	(Note 6)
5		Tung Jun International Corp.	3	500,000	10,000	2,000	—	0.16%	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	1,800	—	0.14%	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500,000	800	800	—	0.06%	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	525	35	—	—	1,000,000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500,000	7,250	—	—	—	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	6,000	—	—	—	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	—	—	—	1,000,000	(Note 6)
5		Chyuan Jye Corp.	1	500,000	1,200	—	—	—	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	600	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	Kaohsiung Repaid Transit Corp.	6	670,166	100,000	—	—	—	2,680,664	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,157,831	820,000	570,000	—	5.28%	5,394,578	(Note 8)
7		President Transnet Corp.	3	2,157,831	460,000	460,000	—	4.26%	5,394,578	(Note 8)
7		President Drugstore Business Corp.	3	2,157,831	270,000	270,000	—	2.50%	5,394,578	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2,157,831	US 3,500	US 3,500	—	1.13%	5,394,578	(Note 8)
7		President Packaging Ind. Corp.	6	2,157,831	134,495	63,840	—	0.59%	5,394,578	(Note 8)

	Endorser	Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
7		President Yamako Corp.	3	$ 2,157,831	$ 10,000	$ 10,000	$ —	0.09%	$ 5,394,578 (Note 8)
7		Philippine Seven Corp.	3	2,157,831	PESO 100,000	PESO 100,000	—	0.63%	5,394,578 (Note 8)
7		Kaohsiung Repaid Transit Corp.	6	2,157,831	100,000	—	—	—	5,394,578 (Note 8)
8	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	3	11,601,833	US 270,464	US 53,450	—	11.28%	11,601,833 (Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,601,833	US 33,200	US 30,050	—	6.34%	11,601,833 (Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,601,833	US 22,430	US 20,360	—	4.30%	11,601,833 (Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,601,833	US 38,339	US 20,350	—	4.30%	11,601,833 (Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,601,833	US 7,000	US 4,000	—	0.84%	11,601,833 (Note 9)
9	Tong Ho Development Co., Ltd.	Ku-Hsiang Corp.	3	93,450	US 136,000	US 119,000	—	25.47%	233,624 (Note 10)
10	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,504	US 3,150	US 3,150	—	20.99%	US 15,009 (Note 11)
11	President Hotel Inc.	President Asian Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	—	CAN 40,000 (Note 12)
12	President Chain Store (BVI) Holdings Co., Ltd	Shanghai President Coffee Co., Ltd.	6	US 7,828	US 3,500	US 3,500	—	8.94%	US 19,569 (Note 13)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,601,833	US 68,594	US 22,050	—	(Note 14)	11,601,833 (Note 14)
13		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,601,833	US 48,383	US 12,350	—	(Note 14)	11,601,833 (Note 14)
13		Chengdu Ton Yi Industrial Packaging Corp.	3	11,601,833	US 4,000	US 4,000	—	(Note 14)	11,601,833 (Note 14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
13		Wuxi Ton Yi Industrial Packaging Corp.	3	$ 11,601,833	US$ 2,480	US$ 2,480	$ —	(Note 14)	$ 11,601,833 (Note 14)
14	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,601,833	US 2,416	US 2,416	—	(Note 14)	11,601,833 (Note 14)
15	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Industrial Tinplate Corps.	3	11,601,833	US 4,832	US 785	—	(Note 14)	11,601,833 (Note 14)
16	President Enterprises (China) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 654,600	RMB 23,000	—	—	—	RMB 1,309,200 (Note 15)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 79,580	RMB 49,000	RMB 44,000	—	11.06%	RMB 238,750 (Note 16)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 79,580	RMB 17,000	RMB 17,000	—	4.27%	RMB 238,750 (Note 16)
17		President Enterprises (China) Investment Co., Ltd.	4	RMB 79,580	RMB 10,000	RMB 10,000	—	2.51%	RMB 238,750 (Note 16)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 79,580	RMB 8,000	—	—	—	RMB 238,750 (Note 16)
17		Zhanhjiangang President Nisshin Food Co., Ltd.	3	RMB 79,580	RMB 5,000	—	—	—	RMB 238,750 (Note 16)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,580	RMB 28,000	RMB 28,000	—	9.40%	RMB 178,740 (Note 16)
18		Nanchang President Enterprises Co., Ltd.	3	RMB 59,580	RMB 35,000	RMB 25,000	—	8.39%	RMB 178,740 (Note 16)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd.	3	RMB 35,663	RMB 25,000	20,000	—	11.22%	RMB 106,990 (Note 16)

Endorser	Endorsee								
r Name of endorsers	Name of endorsees	Relationship with the Company(Note17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2002	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
	Beijing President Enterprises Drinks Co., Ltd.	3	RMB$ 35,663	RMB$ 18,000	$ —	$ —	—	RMB$ 106,990	(Note 16)
Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 99,410	RMB 10,000	RMB 10,000	—	2.01%	RMB 298,230	(Note 16)

:e 1) The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 2) The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 3) As for Cayman President Holdings Ltd. the total amount of transations of endorsement is US$100,000 and the limit of transations of endorsement for any single entity is US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

te 4) The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 5) The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 6) The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 7) The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp., and the limit of transations of endorsement for any single eutity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

te 8) The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

e 9) The total amount of transations of endorsement equal to 70% of the its net worth for Ton Yi Industrial Corp. and the limit of transations of endorsement for any signle entity is 70% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

e10) The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

e11) The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transaction of endorement for any signle entity is 50% of net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

e12) The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

e13) The total amount of transations of endorsements equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of endorsement for any signle entity is 20% of its net worth, and alll of the related business are to be submitted to stockhokders'meeting for reference.

e14) All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp. All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

e15) The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of endorsment for any single entity is 30% of its enrolled capital.

e16) As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of endorsement for single entity is 20% of net worth.

e17) The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of September 30, 2002 were summarized as follows (Units in thousands of currencies indicated):

					September 30, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni-President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45,012	$ 3,042,383	100.00%	$ 2,788,595	—
	Stock	Cayman President Holding Ltd.	Subsidiary accounted by equity method	Long-term investments	118,060	764,380	100.00%	1,216,059	
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320,000	671,393	100.00%	839,497	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60,000	405,105	100.00%	550,011	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,000	334,382	100.00%	279,039	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	315,163	100.00%	345,085	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	237,892	100.00%	206,682	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	155,647	100.00%	165,480	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99,999	943,416	99.99%	1,195,628	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63,966	809,468	61.80%	812,089	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877,500	7,692,618	58.50%	8,051,029	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6,120	110,434	51.00%	133,268	—
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	1,398,691	50.00%	1,401,982	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6,000	135,563	50.00%	134,884	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344,236	6,499,200	44.59%	18,769,471	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665,148	7,184,975	43.34%	3,621,065	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,528	$ 189,106	42.18%	$ 259,714	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	477,579	37.36%	336,906	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,385	260,371	30.99%	344,602	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	110,436	2,388,619	30.50%	2,473,587	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47,207	624,516	29.51%	862,792	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302,014	3,969,397	25.50%	3,334,239	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	146,727	24.76%	146,088	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	226,569	20.00%	197,089	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65,074	579,778	17.59%	330,069	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	139,186	10.10%	36,887	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,380,105	9.71%	2,359,225	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	904,178	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,877	9.46%	263,998	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,188	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	87,217	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,709	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 672,843	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,232,561	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	278,329	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.00%	199,908	—
	Stock	Global Securities Finance Corp.		Long-term investments	13,142	115,664	1.75%	146,870	—
	Stock	Uni-President Dream Parks Corp. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	923,741	0.53%~100.00%	873,907	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 26,956	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 8,889	100.00%	US 8,929	—
	Stock	Shangai President International Foods Co., Ltd.etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	—	US 3,318	100.00%	US 3,192	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002: Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	200	US$	20, 520	—	US$	19, 970	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18, 734	—	US	19, 011	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	1	US	5, 776	—	US	5, 624	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	255, 401	100. 00%	US	288, 319	—
	Stock	Uni-President Vietnam Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	24, 738	100. 00%	US	24, 534	—
	Stock	Hong Kong President Holdings Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80, 000	(US	6, 044)	100. 00%	(US	16, 281)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 311	60. 00%	US	9, 313	—
	Stock	Cargill Holdings President Pte. Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	7, 517	50. 00%	US	7, 532	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US$	6,410	47.41%	US$	6,739	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	15,418	45.40%	US	15,403	—
	Stock	PPG Investment Inc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	4,254	45.40%	US	4,136	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	11,478	45.00%	US	11,964	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	5,999	45.00%	US	6,275	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	1,693	45.00%	US	1,788	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23,443	30.00%	US	23,369	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US$ 9,041	25.50%	US$ 9,114	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US 3,377	3.23%	US 2,329	—
	Stock	Uni-President International (HK) Co., Ltd. etc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 9,055	0.01%~100.00%	US 3,656	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund etc.	—	Short- term investments	—	65,400	—	65,439	—
	Stock	Grand Commercial Bank	Director	Short- term investments	19,433	330,717	—	163,370	(1)
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	9,805	226,883	—	99,542	—
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8,125	171,167	—	61,506	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	94,308	—	29,895	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51,778	1,384,212	100.00%	66,276	—
	Stock	Century Quick Service Restaurant Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	29,250	133,624	75.00%	(3,802)	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8,037	106,760	5.02%	140,723	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	$ 150,375	2.00%	$ 133,021	(2)
	Stock	Uni-President Vender Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	72,934	— ~100.00%	72,984	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	1,261	16,501	—	16,548	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30,564	530,082	2.58%	398,555	(3)
President Global Corp.	Stock	Ameripec Inc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3,482	—	US 3,482	—
	Stock	President East Co., etc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 890	20.00% ~50.00%	US 890	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short- term investments	100	1,000	—	1,116	—
	Stock	Highland Development Co., Ltd.	The subsidiary of Tong Sang Construction Corp. is its director	Long-term investments	10,000	100,000	19.96%	66,000	—
President Baseball Team Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	55	801	—	801	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	12,996	—	13,080	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002				
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method etc.	Short- term investments	—	$ 96, 558	—	$ 22, 567	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4, 010	112, 197	100. 00%	112, 197	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000	152, 581	20. 00%	74, 606	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10, 000	102, 800	0. 67%	92, 208	—
	Stock	Union Chinese Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1, 035, 345	2. 50%～100. 00%	1, 035, 527	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	7, 577	2. 00%～16. 67%	7, 948	—
President Pharmaceutial Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	1, 621	23, 415	—	23, 426	—
	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2, 500	2. 00%	3, 749	—
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 116	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002				Note
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	$ 7, 806	—	$ 7, 475	—
President International Development Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	10, 658	139, 690	—	139, 944	—
	Beneficiary Certificates	Chung Hsing Taiwan Fund etc.	—	Short- term investments	—	13, 044	—	10, 956	—
	Government Bond	Central Government Bond	—	Short- term investments	—	615, 455	—	615, 455	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short- term investments	—	38, 542	—	37, 508	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Short- term investments	21, 291	432, 729	—	115, 825	(4)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	6, 477	222, 179	—	232, 059	(5)
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	7, 035	162, 324	—	71, 403	—
	Stock	World Global Intelligent Network	—	Short- term investments	4, 673	156, 468	—	115, 757	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7, 456	128, 318	—	62, 707	(7)
	Stock	Compal Electronics Inc. etc.	—	Short- term investments	—	241, 911	—	219, 505	—
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	130, 019	5, 359, 273	100. 00%	5, 319, 713	—
	Stock	President Life Science Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 388, 670	100. 00%	1, 398, 000	(8)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yu Investment Inc. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	26,050	$ 260,250	100.00%	$ 260,249	—
	Stock	Ton Shou Investment Inc. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	15,000	149,980	100.00%	138,461	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	11,140	111,350	100.00%	111,289	—
	Stock	Ton-Jeng Development Corp.	Subsidiary (accounted by equity method)	Long-term investments	150,000	1,638,817	50.00%	1,398,000	—
	Stock	Presitex Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	18,918	106,655	38.78%	41,374	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	39,534	512,649	38.20%	500,495	(9)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Synersy Scientech Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	55,404	$ 519,629	35.07%	$ 452,702	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	43,884	485,859	24.96%	515,434	(11)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp. is its director.	Long-term investments	10,000	100,000	11.30%	100,800	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	215,179	2,458,555	9.98%	2,450,892	(12)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	10,700	110,265	9.91%	105,620	—
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp. is its director	Long-term investments	12,000	120,000	8.39%	104,160	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	15, 926	$ 108, 186	7. 96%	$ 12, 582	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp. is its director	Long-term investments	39, 113	407, 806	7. 11%	372, 116	(13)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp. is its director	Long-term investments	253, 200	2, 532, 000	6. 15%	2, 461, 234	(14)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	21, 247	182, 654	5. 74%	97, 313	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	27, 000	250, 000	2. 48%	278, 329	(15)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	20, 000	203, 714	2. 00%	199, 908	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	672, 123	0. 85%~ 50. 00%	476, 144	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,116	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	4,381	—	4,728	—
President Kikkoman Inc.	Beneficiary Certificates	Duo Li Bond Fund etc.	—	Short- term investments	—	18,354	—	17,549	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	6,150	79,990	—	80,689	—
President Organics Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	1,636	23,621	—	23,649	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3,490	20.00%	CAN 3,578	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 760)	50.00%~ 100.00%	(CAN 4)	(16)
President Coffee Corp.	Beneficiary Certificates	Fuh-Hwa Bond Fund etc.	—	Short- term investments	162	2,000	—	2,002	—
President Chain Store Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	17,348	250,000	—	250,765	—
	Beneficiary Certificates	Jardine Fleming (Taiwan) Bond Fund	—	Short- term investments	8,379	120,000	—	120,270	—
	Beneficiary Certificates	Albatross Fund	—	Short- term investments	9,728	100,000	—	101,561	—
	Beneficiary Certificates	NITC Bond Fund etc.	—	Short- term investments	—	140,414	—	36,379	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	First Commercial Bank etc.	—	Short- term investments	—	$ 528, 935	—	$ 208, 568	—
	Stock	President Chain Store. (BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 366, 331	100. 00%	1, 348, 685	—
	Stock	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	181, 564	100. 00%	181, 550	—
	Stock	Ren-Hui Investment Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	134, 404	100. 00%	134, 404	—
	Stock	Wisdom Distribution Services Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	7, 540	119, 243	100. 00%	125, 297	—
	Stock	President Transnet Corp.	Subsidiary accounted by equity method	Long-term investments	72, 000	239, 901	80. 00%	105, 690	—
	Stock	Mech-President Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	52, 533	282, 339	62. 95%	274, 723	—
	Stock	Uni-President Cold-chain Corp.	Subsidiary accounted by equity method	Long-term investments	14, 280	333, 697	60. 00%	278, 982	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	$ 325,038	60.00%	$ 320,572	—
	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	7,150	118,813	54.17%	99,589	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12,500	107,139	50.00%	107,130	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director.	Long-term investments	20,000	270,000	16.67%	225,304	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	202,064	10.10%	36,887	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,299,197	9.71%	2,359,805	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,709	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11,000	110,000	5.50%	64,354	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	458,748	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	140,534	2.48%	308,369	—
	Stock	Kaohsiung Rapid Transit Corp.	A subsidiary of President International Development Corp. is its director.	Long-term investments	20,000	203,714	2.00%	199,908	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	New Century Info-comm . Co., Ltd.	The subsidiary of President International Development Corp. is its director.	Long-term investments	42, 400	$ 424, 000	0. 89%	$ 412, 128	—
	Stock	Digital United Holdings Ltd.	—	Long-term investments	2,400	133, 720	—	133, 720	—
	Stock	Retail Support International Corp etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	854, 536	0. 02%~ 100. 00%	669, 770	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4, 001	(898, 813)	100. 00%	(900, 225)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 188	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	458, 748	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	146, 870	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	135, 788	0. 02%~ 100. 00%	135, 786	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	175, 675	100. 00%	175, 692	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	3, 431	49, 226	—	49, 595	—
President Packaging Ind Corp.	Beneficiary Certificates	Duo Li Bond Fund etc.	—	Short- term investments	—	11, 000	—	10, 410	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short -term investments	27	370	—	370	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	30, 418	$ 398, 866	—	$ 398, 865	—
	Beneficiary Certificates	James Bond Fund	—	Short- term investments	15, 442	223, 115	—	223, 116	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short- term investments	199	1, 994	—	1, 994	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	86, 028	2. 27%~ 51. 00%	88, 671	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	8, 716	125, 865	—	125, 994	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2, 385	23, 850	25. 00%	28, 886	—
Mech-President Co., Ltd.	Stock	Safety Elevator Corp. etc	A subsidiary of Mech-President Co., Ltd. (accounted by equity method)	Long- term investments	—	38, 853	100. 00%	38, 853	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2, 000	—	856	—
President Information Corp	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	52, 263	—	56, 290	—
	Stock	BankPro EService Techology Co., Ltd.	—	Long-term investments	450	4, 500	5. 00%	2, 666	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Enterprises (China) Investment Co., Ltd.	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	417, 797	100. 00%	RMB$	256, 675	—
	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	342, 434	100. 00%	RMB	393, 403	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	316, 333	100. 00%	RMB	335, 985	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	246, 874	100. 00%	RMB	210, 426	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	164, 610	100. 00%	RMB	173, 162	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$ 128,444	100.00%	RMB$ 41,725	–
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB 116,361	100.00%	RMB 115,987	–
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB 94,649	100.00%	RMB 94,471	–
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB 93,109	100.00%	RMB 94,016	–
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB 65,562	100.00%	RMB 68,422	–
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB 101,735	94.49%	RMB 44,697	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	87,573	80.00%	RMB$	81,952	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	39,641	78.25%	RMB	6,213	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	33,712	55.00%	RMB	60,542	—
	Stock	Beijng President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	23,640	33.33%	RMB	30,365	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	773	15.00%	RMB	773	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US	55,064	—	US	43,911	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	394	US	39,861	—	US	38,881	—
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17,955	—	US	18,226	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	9,576	100.00%	RMB	79,547	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shanghai Songjiang President Enterprises Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US$	2, 715	100. 00%	RMB$	30, 075	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 968	66. 66%	RMB	91, 103	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 558	50. 00%	RMB	29, 486	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 740	10. 00%	RMB	64, 467	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 520	10. 00%	RMB	10, 888	—
	Stock	Presidene Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2, 245	4. 11%~ 50. 00%	US	2, 462	—
Uni-President Vender Corp. etc.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—		43, 000	—		43, 000	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Campany etc.	Short-term investments	—		36, 024	—		9, 827	—
	Stock	Grand Bills Finance Co.,	—	Long-term investments	139		1, 991	—		1, 611	—
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US	5, 126	—	US	9, 412	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Uni-Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43, 972	US$	57, 130	50. 00%	US$	39, 575	—
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US	14, 504	39. 58%	US	14, 155	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49, 367	30. 00%	US	49, 367	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 833	US	10, 555	26. 12%	US	952	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 201	25. 00%	US	9, 216	—
	Stock	RF Integrated Corp.	—	Long-term investments	4, 000	US	4, 000	10. 00%	US	4, 080	—
	Stock	Global Strategic Investment	—	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 820	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002				Note
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
	Stock	Scino Pham (Kunshan) Biochemical Technology Ltd.etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 15,309	0.66%～33.33%	US$ 8,378	—
President Life Science Co., Ltd.	Beneficiary Certificates	Kirin Bond Fund etc.	—	Short-term investments	—	98,718	—	99,988	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25,050	705,601	100.00%	756,533	—
		Origene Technologies, Inc.	—	Long-term investments	1,930	198,180	12.56%	78	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	60,428	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	222,422	0.50%～100.00%	137,671	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	Subsidiary. (accounted by equity method) etc.	Long-term investments	22,500	259,875	1.04%	253,681	—
Tong Shou Investment Corp.	Beneficiary Certificates	Far Easten Alliance Taiwan Bond Fund	—	Short-term investments	888	9,000	—	9,037	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	768	17,791	—	14,822	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000	$ 111,300	0.51%	$ 112,747	–
	Stock	South Eqitaxy Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	1,100	11,336	1.00%	10,661	–
Tong Cheng Investment Corp.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000	111,300	0.51%	112,747	–
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	19,910	US 18,995	100.00%	US 16,634	–
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 3,193	50.00%	US 2,039	–
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 5,139	47.50%	US 5,103	–
	Stock	T & T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	–	US 7,761	20.00%	US 2,165	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Strategic Investmt Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US$ 3,000	3.82%	US$ 2,856	—
	Stock	eASPNet Inc.	—	Long-term investments	2,500	US 2,500	50.00%	US 2,500	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	77,000	—	78,549	—
	Stock	Acer Incorporated ect.	—	Short-term investments	—	161,267	—	48,068	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	132,000	—	132,263	—
	Stock	President Logistics International Corp.	—	Short-term investments	2,000	19,800	20.00%	23,109	—
President Muashino Corp.	Beneficiary Certificates	HomeRun Fund	—	Short-term investments	23,336	300,000	—	300,580	—
President Direct	Stock	Acer Incorporated etc.	—	Short-term investments	—	8,471	—	1,709	—
Marketing Corp.	Beneficiary Certificates	Shinkong chi-shin Fund etc.	—	Short-term investments	—	83,231	—	76,418	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenis Bond Fund etc.	—	Short-term investments	—	42,256	—	43,919	—
President Engineering Technolngy Corp.	Beneficiary Certificates	Well Pool Fund	—	Short-term investments	—	24,000	—	26,635	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,556	20,000	—	20,415	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 3,650	100.00%	US 3,650	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	1,915	100.00%	US$	1,915	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	227	100.00%	US	227	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25,909	88.58%	US	25,909	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	14,480	87.93%	US	14,480	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	693		10,010	—		10,022	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5,425	5.43%		6,554	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,513	50.00%	RMB	2,513	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	47,236	100.00%	RMB	47,236	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	September 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	2, 513	50. 00%	RMB$	2, 513	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	Investee accounted by equity method	Long-term investments	—	RMB	4, 318	50. 00%	RMB	4, 318	—
President Life Sciences Cayman Co., Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1, 000	US	6, 180	3. 02%	US	835	—
	Stock	Arena Pharmaceuticals Inc. etc.	—	Short-term investments	—	US	3, 463	—	US	3, 318	—
	Stock	Plantaceutica Inc. etc.	Investee accounted by equity method etc.	Long-term investments	—	US	9, 080	14. 90% ～ 70. 88%	US	3, 138	—
Andro Sciences Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—		27, 218	—		30, 642	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method	Long-term investments	119, 575	US	16, 634	50. 40%	US	5, 512	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method	Long-term investments	—	US	4, 079	100. 00%	US	2, 443	—
Philppine Seven Corp.	Stock	Convenience Distribution Inc.	Investee accounted by equity method	Long-term investments	3, 808	PESO	43, 300	100. 00%	PESO	43, 400	—
		Store Sites Holdings Inc.	Investee accounted by equity method	Long-term investments	40	PESO	42, 719	40. 00%	PESO	20, 115	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method	Long-term investments	—	US	29, 146	83. 58%	US	29, 146	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method	Long-term investments	—	US	16, 488	82. 86%	US	16, 488	—

(Note 1) 18,127 thousands shares of the outstanding common stock with market value of $152,391 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,000 thousands shares of the outstanding common stock with market value of $97,922 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 120 thousands shares of the outstanding common stock with market value of $1,565 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 4) 21,291 thousands shares of the outstanding common stock with market value of $115,825 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $42,878 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 500 thousands shares of the outstanding common stock with market value of $12,386 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $55,483were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,388,614 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $507,021 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $519,591 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 40,600 thousands shares of the outstanding common stock with market value of $449,500 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 171,500 thousands shares of the outstanding common stock with market value of $1,959,495 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 13) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 15) 11,000 thousands shares of the outstanding common stock with market value of $101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) One thousands shares of the outstanding common stock of President Hotel with market value of (CAN $900) were used as collaterals for short-term loan of President Asian Enterprises Inc.

The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
...stors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
...resident	Beneficiary Certificates:															
...rprises	James Bond Fund	Short-term investments	—	—	—	$ —	25, 027	$ 355, 300	(25, 027)	$ 355, 752	($ 355, 300)	$ 452	—	$ —	—	$ —
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	1, 623, 821	311	1, 107, 757	(768)	2, 686, 695	(2, 731, 578)	(44, 883)	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	41, 489	540, 000	(41, 489)	540, 394	(540, 000)	394	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	23, 055	318, 000	(23, 055)	318, 875	(318, 000)	875	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16, 677	200, 000	(16, 677)	200, 234	(200, 000)	234	—	—	—	—
	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	307, 116	6, 624, 385	2, 171	137, 409	—	—	—	—	34, 949	(262, 594)	344, 236	6, 499, 200
	President International Trade and Investment Corp.	Long-term investments	Capital increase	—	12	1, 583, 227	45, 000	1, 531, 800	—	—	—	—	—	(72, 644)	45, 012	3, 042, 383
	Cayman President Holding Ltd.	Long-term investments	Capital increase	—	100, 060	142, 328	18, 000	618, 894	—	—	—	—	—	3, 158	118, 060	764, 380
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48, 750	527, 100	16, 324	163, 238	—	—	—	—	—	(110, 560)	65, 074	579, 778
	Tong Sang Construction Corp.	Long-term investments	Capital increase	—	19, 800	7, 696	18, 500	185, 000	—	—	—	—	(18, 500)	(37, 049)	19, 800	155, 647

tors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
n ent	Beneficiary Certificates:															
g Ltd.	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	200	US$ 20,520	–	$ –	$ –	$ –	–	$ –	200	US$ 20,520
	Genesis Special Growth Fund	Short-term investments	–	–	3	US 24,981	–	–	(2)	US 19,216	(US 19,205)	US 11	–	–	1	US 5,776
	ABN Equity Cretificates	Short-term investments	–	–	19,107	US 35,158	–	–	(19,107)	US 35,210	(US 35,158)	US 52	–	–	–	–
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	–	–	US 19,611	–	US 7,000	–	–	–	–	–	(US 1,873)	–	US 24,738
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	–	–	(US 43)	–	US 7,950	–	–	–	–	–	(US 390)	–	US 7,517
nent	Beneficiary Certificates:															
.d.	Phoenix Bond Fund	Short-term investments	–	–	182	2,500	27,279	380,100	(23,262)	323,889	(323,600)	289	–	–	4,199	59,000
	Home Run Fund	Short-term investments	–	–	–	–	10,027	130,200	(10,027)	129,298	(130,200)	(902)	–	–	–	–
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	–	–	60,665	1,446,163	–	–	(51,145)	699,967	(1,219,280)	(519,313)	285	–	9,805	226,883
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	26,878	513,478	24,900	857,094	–	–	–	–	–	13,640	51,778	1,384,212
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	–	14,250	95,223	15,000	150,000	–	–	–	–	–	(111,599)	29,250	133,624

estors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
lent	Beneficiary Certificites:															
nationa	Home Run Fund	Short-term investments	–	–	–	$ –	50,895	$ 663,350	(40,237)	$ 524,075	($ 523,660)	415	–	$ –	10,658	$ 139,690
elopment																
.	James Bond Fund	Short-term investments	–	–	–	–	83,014	1,185,650	(83,011)	1,187,400	(1,185,606)	1,794	–	–	3	44
	Government Bond:															
	Center Government Bonds	Short-term investments	–	–	–	288,130	–	5,125,163	–	4,894,988	(4,797,838)	97,150	–	–	–	615,455
	Convertible Bond: Optoma Corp.	Short-term investments	–	–	1,800	180,000	–	–	(1,400)	243,127	(140,000)	103,127	(400)	(40,000)	–	–
	Stock:															
	Uni-President Enterprise Corp.	Short-term investments	–	–	72,370	1,720,417	–	–	(65,540)	895,232	(1,558,093)	(662,861)	205	–	7,035	162,324
	Unimicron Technology Corp.	Short-term investments	–	–	875	29,479	4,536	165,177	(1,050)	41,205	(38,188)	3,017	312	–	4,673	156,468
	United Microelectronics Corp.	Short-term investments	–	–	–	–	2,787	137,996	(2,787)	127,295	(137,996)	(10,701)	–	–	–	–
	Silitek Corporation	Short-term investments	–	–	100	3,881	1,588	90,608	(1,691)	109,049	(94,489)	14,560	3	–	–	–
	President International Development Corp. (BVI)	Long-term investments	Capital increase	–	118,449	5,070,297	11,570	396,706	–	–	–	–	–	(107,730)	130,019	5,359,273
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 1)	(Note 1)	279,001	3,105,302	–	–	(63,822)	843,082	(728,057)	115,025	–	81,310	215,179	2,458,555
	Tung Yu Investment Corp.	Long-term investments	New establish-ment	–	–	–	26,050	260,500	–	–	–	–	–	(250)	26,050	260,250
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	–	–	–	21,247	212,474	–	–	–	–	–	(29,820)	21,247	182,654
	Tong Shuo Investment Corp.	Long-term investments	New establish-ment	–	–	–	15,000	150,000	–	–	–	–	–	(20)	15,000	149,980

...stors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Tong Cheng Investment Corp.	Long-term investments	New establishment	—	—	$ —	11,140	$ 111,400	—	$ —	$ —	—	—	($ 50)	11,140	$ 111,350
...nt Asia ...rises Inc.	Stock:															
	T&T Supermarket Inc.	Long-term investments	(Note 2)	(Note 2)	—	CAN 5,278	—	—	—	CAN 12,000	(CAN 3,081)	CAN 8,919	—	CAN 1,293	—	CAN 3,490
...nt Chain Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	—	—	2,271	32,000	67,482	970,000	(52,405)	754,074	(752,000)	2,074	—	—	17,348	250,000
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	56,424	804,000	(48,045)	684,878	(684,000)	878	—	—	8,379	120,000
	Albatross Fund	Short-term investments	—	—	—	—	9,728	100,000	—	—	—	—	—	—	9,728	100,000
	Home Run Fund	Short-term investments	—	—	—	—	72,667	950,000	(72,667)	951,539	(950,000)	1,539	—	—	—	—
	Asia-Pacific Bond Fund	Short-term investments	—	—	—	—	63,660	750,000	(63,660)	753,317	(750,000)	3,317	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	58,528	635,000	(58,528)	639,367	(635,000)	4,367	—	—	—	—
	Solomon Bond Fund	Short-term investments	—	—	13,396	140,000	41,766	448,000	(55,162)	592,101	(588,000)	4,101	—	—	—	—
	Jih Sun Bond Fund	Short-term investments	—	—	—	—	37,216	468,000	(37,216)	469,064	(468,000)	1,064	—	—	—	—
	Grand Cathey Bond Fund	Short-term investments	—	—	3,801	45,000	33,087	399,000	(36,888)	445,399	(444,000)	1,399	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	7,632	108,000	26,629	382,010	(34,261)	493,965	(490,010)	3,955	—	—	—	—
	Financial Return Bond Fund	Short-term investments	—	—	—	—	22,030	299,000	(22,030)	300,364	(299,000)	1,364	—	—	—	—

vestors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Ta-chong Bond Fund	Short-term investments	—	—	4, 207	$ 50, 000	24, 625	$ 298, 000	(28, 832)	$ 349, 301	($348, 000)	$ 1, 301	—	$ —	—	$ —
	Cathay Bond Fund	Short-term investments	—	—	—	—	26, 903	289, 000	(26, 903)	289, 293	(289, 000)	293	—	—	—	—
	Trustwell Bond Fund	Short-term investments	—	—	7, 747	90, 000	23, 644	279, 000	(31, 391)	371, 074	(369, 000)	2, 074	—	—	—	—
	The Forever Fund	Short-term investments	—	—	17, 474	230, 000	18, 650	250, 000	(36, 124)	485, 041	(480, 000)	5, 041	—	—	—	—
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7, 118	80, 000	18, 855	215, 000	(25, 973)	299, 170	(295, 000)	4, 170	—	—	—	—
	Tiim Bond Fund	Short-term investments	—	—	6, 992	90, 000	15, 238	199, 000	(22, 230)	292, 507	(289, 000)	3, 507	—	—	—	—
	Union Bond Fund	Short-term investments	—	—	—	—	15, 652	190, 000	(15, 652)	190, 590	(190, 000)	590	—	—	—	—
	Duo Li Fund	Short-term investments	—	—	6, 752	90, 000	11, 926	160, 000	(18, 678)	252, 161	(250, 000)	2, 161	—	—	—	—
	Kirin Bond Fund	Short-term investments	—	—	9, 497	95, 000	14, 659	150, 000	(24, 156)	248, 254	(245, 000)	3, 254	—	—	—	—
	KGI Kai-Hsuan Bond Fund	Short-term investments	—	—	—	—	11, 975	120, 000	(11, 975)	120, 224	(120, 000)	224	—	—	—	—
	Barits Bond Fund	Short-term investments	—	—	8, 651	96, 000	8, 907	100, 000	(17, 558)	197, 669	(196, 000)	1, 669	—	—	—	—
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	—	—	4, 792	48, 000	8, 931	90, 000	(13, 723)	138, 068	(138, 000)	68	—	—	—	—
	Financial Return Fund	Short-term investments	—	—	22, 928	290, 202	—	—	(22, 928)	291, 497	(290, 202)	1, 295	—	—	—	—
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	—	37, 443	1, 179, 960	8, 962	313, 699	—	—	—	—	—	(127, 328)	46, 405	1, 366, 331

...estors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance Number of shares (in thousands)	Beginning balance Amount	Addition Number of shares (in thousands)	Addition Amount	Disposal Number of shares (in thousands)	Disposal Sale price	Disposal Book value	Disposal Gain (loss) from disposal	Other increase(decrease) Number of shares (in thousands)	Other increase(decrease) Amount	Ending balance Number of shares (in thousands)	Ending balance Amount
	President Transnet Corp.	Long-term investments	Capital increase	—	39, 600	$ 161, 680	32, 400	$ 324, 000	—	$ —	$ —	$ —	—	($ 245, 779)	72, 000	$ 239, 901
	Digital United Holdings Ltd.	Long-term investments	(Note2)	(Note2)	—	—	2, 400	133, 720	—	—	—	—	—	—	2, 400	133, 720
...resident Bakery	Home Run Fund	Short-term investments	—	—	4, 822	61, 219	9, 292	120, 008	(14, 114)	182, 664	(181, 227)	1, 437	—	—	—	—
...Support ...ational	Beneficiary Certificates:															
	Home Run Fund	Short-term investments	—	—	88	1, 125	443, 749	5, 773, 410	(413, 419)	5, 378, 773	(5, 375, 669)	3, 104	—	—	30, 418	398, 866
	James Bond Fund	Short-term investments	—	—	7, 918	111, 966	408, 202	5, 852, 745	(400, 678)	5, 744, 728	(5, 741, 596)	3, 132	—	—	15, 442	223, 115
	NITC Taiwan Bond Fund	Short-term investments	—	—	1	157	15, 029	2, 294, 630	(15, 030)	2, 296, 125	(2, 294, 787)	1, 338	—	—	—	—
...resident ...-Chain	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	—	—	2, 762	39, 000	181, 605	2, 604, 000	(175, 651)	2, 520, 761	(2, 517, 135)	3, 626	—	—	8, 716	125, 865
	Prubential Bond Fund	Short-term investments	—	—	—	—	11, 067	160, 000	(11, 067)	160, 168	(160, 000)	168	—	—	—	—
	Home Run Fund	Short-term investments	—	—	1, 721	22, 074	11, 661	150, 000	(13, 382)	172, 232	(172, 074)	158	—	—	—	—
	Ta-chong Bond Fund	Short-term investments	—	—	—	—	11, 650	140, 000	(11, 650)	140, 151	(140, 000)	151	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	—	—	8, 425	130, 000	(8, 425)	130, 145	(130, 000)	145	—	—	—	—
	Yuanda Duo Li Ⅱ Fund	Short-term investments	—	—	229	3, 062	7, 391	100, 000	(7, 620)	103, 161	(103, 062)	99	—	—	—	—

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
'estors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
'u (BVI) stment	Beneficiary Certificates:															
Ltd.	ABN Capital Protected Unit	Short-term investments	—	—	110	US$ 11, 220	284	US$ 28, 641	—	$ —	$ —	$ —	—	$ —	394	US$ 39, 861
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	—	—	175	US 17, 955	—	—	—	—	—	—	175	US 17, 955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1, 432	—	US 8, 500	—	—	—	—	—	(US 356)	—	US 9, 576
'resident der Corp.	Beneficiary Certificates:															
	Duo Li Fund	Short-term investments	—	—	—	—	14, 061	218, 000	(13, 035)	202, 302	(202, 000)	302	—	—	1, 026	16, 000
	Prudential Bond Fund	Short-term investments	—	—	—	—	8, 047	116, 000	(7, 015)	101, 113	(101, 000)	113	—	—	1, 032	15, 000
dent	Stock:															
rnational l) Co., Ltd.	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46, 467	—	US 2, 900	—	—	—	—	—	—	—	US 49, 367
	Accuary Inc.	Long-term investments	Capital increase	—	4, 833	US 11, 500	3, 000	US 3, 000	—	—	—	—	—	(US 3, 945)	7, 833	US 10, 555
	Presiclerc Ltd.	Long-term investments	(Note 2)	(Note 2)	4, 750	US 4, 750	—	—	(4, 750)	US 4, 992	(US 4, 750)	US 242	—	—	—	—
dent Life nces Co.,	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	—	20, 250	634, 745	4, 800	167, 046	—	—	—	—	—	(96, 190)	25, 050	705, 601
. Yu	Stock:															
stment).	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	—	—	22, 500	259, 875	—	—	—	—	—	—	22, 500	259, 875

estors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Shuo tment	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	–	$ –	10,000	$ 111,300	–	$ –	$ –	$ –	–	$ –	10,000	$ 111,300
Cheng tment	Stock:															
	Tonpal Optoelectronics	Long-term investments	(Note 3)	(Note 3)	–	–	10,000	111,300	–	–	–	–	–	–	10,000	111,300
ent Chain (BVI) ng Ltd.	Stock:															
	T & T supermarket Inc.	Long-term investments	(Note 4)	(Note 4)	–	–	–	US 7,537	–	–	–	–	–	US 224	–	US 7,761
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	–	–	6,175	US 6,418	–	–	–	–	–	(US 1,279)	6,175	US 5,139
	Digital United Holdings Ltd.	Long-term investments	(Note 6)	(Note 6)	2,400	US 3,909	–	–	(2,400)	US 3,909	(US 3,909)	–	–	–	–	–
ent shino	Beneficiary Certificates:															
	Home Run Fund	Short-term investments	–	–	–	–	25,666	330,000	(2,330)	30,026	(30,000)	26	–	–	23,336	300,000
m bution	Beneficiary Certificates:															
es Corp.	Union Bond Fund	Short-term investments	–	–	3,148	35,000	49,524	348,000	(29,829)	334,831	(334,000)	831	–	–	22,843	49,000
	Long River Bond Fund	Short-term investments	–	–	–	–	91,341	1,000,000	(91,341)	1,001,030	(1,000,000)	1,030	–	–	–	–
	Central Diamond Bond Fund	Short-term investments	–	–	–	–	10,136	107,000	(10,136)	107,061	(107,000)	61	–	–	–	–
ent store	Beneficiary Certificates:															
ss Corp.	Phoenix Bond Fund	Short-term investments	–	–	–	–	14,710	203,550	(14,710)	204,789	(203,550)	1,239	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Kirin Bond Fund	Short-term investments	–	–	400	$ 4,000	14,745	$ 150,000	(15,145)	$ 154,799	($ 154,000)	$ 799	–	$ –	–	$ –
	Long River Bond Fund	Short-term investments	–	–	–	–	11,444	125,000	(11,444)	125,156	(125,000)	156	–	–	–	–
	Home Run Fund	Short-term investments	–	–	–	–	8,628	111,000	(8,628)	111,106	(111,000)	106	–	–	–	–

Note 1) The counter partys are Tong Shuo Investment Corp., Tong Cheng Investment Corp., Tong Yu Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Tong Yu Investment Corp. are President International Development Corp's subsidiaries accounted under the equity method.

Note 2) Thecounter party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted under the equity method.

Note 3) The counter party is President International Development Corp., which is a subsidiary accounted under the equity method.

Note 4) The counter party is President Asia Enterprise Inc., which is a subsidiary accounted under the equity method.

Note 5) The counter party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted under the equity method and new company.

Note 6) The counter party is President Chain Store Corp., which is a subsidiary accounted under the equity method.

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment received	Gain(Loss) on disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterpries Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255, 748	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1, 809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 579, 681	4%	One month	—	—	($ 69, 127)	(5)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	362, 077	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(48, 035)	(3)	—
			Sales	206, 724	1%	About one month after sales	—	(Note 2)	23, 187	1	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	290, 100	2%	One month	—	—	(31, 920)	(2)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	231, 152	1%	15 day after sales	—	(Note 1)	(13, 409)	(1)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	127, 529	1%	50 days	—	(Note 1)	(19, 221)	(1)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	3, 327, 120	14%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	457, 298	10	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	3, 163, 924	13%	Close its account 40 days within the end of each month	—	(Note 2)	454, 680	10	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 1,868,020	8%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 355,281	8	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	1,365,076	6%	About 2 months after sales	—	(Note 2)	238,440	5	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	875,640	4%	About 2 months after sales	—	(Note 2)	63,440	1	—
	Ding－Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	474,082	2%	About one month after sales	—	(Note 2)	23,988	1	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	397,588	2%	About 2 months after sales	—	(Note 2)	142,037	3	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 368,521	2%	About 2 months after sales	—	(Note 2)	$ 112,189	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	349,025	1%	About 2 months after sales	—	(Note 2)	116,743	3	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	319,005	1%	About 2 weeks after sales	—	(Note 2)	95,645	2	—
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	315,581	1%	About 2 weeks after sales	—	(Note 2)	15,193	—	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	275,452	1%	About one months after sales	—	(Note 2)	33,217	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	212,560	1%	About 2 weeks after sales	—	(Note 2)	14,404	—	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 199, 551	1%	About 2 months after sales	—	(Note 2)	$ 70, 055	2	—
	Tung-Tse Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Sales	159, 810	1%	About 2 weeks after sales	—	(Note 2)	55, 377	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	147, 965	1%	About 2 weeks after sales	—	(Note 2)	6, 711	—	—
	Uni-President Vender Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	146, 905	1%	Close its account 20 days within the end of each month	—	(Note 2)	17, 951	—	—
	Xin Ya Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	118, 228	—	About 2 weeks after sales	—	(Note 2)	50, 580	1	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	505, 275	16%	12～45 days	—	—	232, 337	58	—
	U－Chains Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	140, 941	5%	12～45 days	—	—	16, 092	4	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 122, 889	4%	12～45 days	—	—	$ 26, 632	7	—
	Retail Support International Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	102, 177	3%	12～45 days	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	24, 041, 368	63%	10～40 days	(Note 3)	—	(2, 551, 118)	(50)	(Note 5)
			Other operating revenue	176, 194	24%	10～40 days		—	20, 400	7	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	5, 714, 463	15%	15～30 days	(Note 3)	—	(662, 457)	(13)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2, 149, 492	6%	15～35 days	(Note 3)	—	(662, 457)	(13)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1, 868, 020	5%	30～40 days	(Note 4)	—	(335, 281)	(7)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	604, 728	2%	Close its account 25 days within the end of each month	(Note 4)	—	(63, 032)	(1)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	$ 242, 028	1%	Close its account 15 days within the end of each month	(Note 4)	—	($ 41, 180)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	532, 308	9%	the same as regular	—	—	—	—	—
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	2, 712, 314	27%	the same as regular	—	—	1, 705, 600	64	—
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	162, 888	2%	the same as regular	—	—	19, 669	1	—
	Uni-President Enterprises Corp.	The Company	Sales	127, 529	1%	the same as regular	—	—	19, 221	1	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	1, 119, 251	6%	the same as regular	—	—	(146, 495)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	875, 640	5%	30～45 days	—	—	(63, 440)	(2)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	260, 970	1%	15～45 days	—	—	(55, 039)	(2)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	$ 176,194	1%	30 days	—	—	($ 20,400)	(1)	—
			Sales	24,041,368	29%	30~45 days	—	—	2,551,118	100	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchases	102,177	1%	12~45 days	—	—	—	—	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	3,163,924	55%	40 days	(Note 4)	15~50 days	(454,680)	(53)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	5,714,463	100%	15~30 days	(Note 6)	—	662,457	100	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 78,935	100%	—	—	—	(US 50,544)	(100)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 43,406	54%	—	—	—	US 21,483	46	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 35,560	44%	—	—	—	US 24,706	53	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 73,990	9%	—	—	—	(RMB 2,710)	(2)	—
			Sales	RMB 31,660	3%	—	—	—	RMB 2,170	2	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Chengdu President Enterprises Fund Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB$ 32,160	3%	—	—	—	RMB$ 1,330	1	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of Kai Yi (BVI) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 149,450	35%	—	—	—	RMB 12,340	46	—
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Purchases	RMB 27,420	7%	—	—	—	(RMB 6,610)	(10)	—
			Sales	RMB 66,020	12%	—	—	—	RMB 20,860	53	—
Chengdu President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 32,160	8%	—	—	—	(RMB 1,330)	(1)	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB 48,300	50%	—	—	—	RMB 1,220	4	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 31,660	15%	—	—	—	(RMB 2,170)	(8)	—
			Sales	RMB 73,990	34%	—	—	—	RMB 2,170	70	—
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 43,406	92%	—	—	—	(US 21,483)	(95)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 35,560	96%	—	—	—	(US 24,706)	(87)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60～75 days after sales and foodstuff within 10～15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold-Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): Insignificant difference.

(Note 5): Prepayment for phone cards of $81,700 to Retail Support International Corp. at September 30, 2002.

(Note 6): The sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables from related parties exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover	Receivables postponed			Provison for
			Accounts	Amount	rate	Amount	Resolution	Subsequent receipt	doubtful accounts
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts receivable	$ 454, 680	8. 90	$ —	$ —	$ 402, 169	$ —
			Other receivables	2, 086	—	—	—	2, 086	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	355, 281	6. 99	—	—	269, 335	—
			Other receivables	172	—	—	—	61	—
	Tone Chu Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	112, 189	4. 19	—	—	62, 804	—
			Other receivables	1, 464	—	—	—	1, 464	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts receivable	457, 298	13. 60	—	—	317, 359	—
			Other receivables	48, 823	—	—	—	12, 233	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	238, 440	4. 63	—	—	204, 685	—
			Other receivables	9, 963	—	—	—	2, 382	—
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	142, 037	3. 49	—	—	128, 134	—
			Other receivables	371	—	—	—	371	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance			Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts		Amount		Amount	Resolution		
	Tung Sheng Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	$	116, 743	3. 94	$ —	$ —	$ 88, 281	$ —
			Other receivables		377	—	—	—	377	—
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable		232, 337	4. 24	—	—	74, 505	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Accounts receivable		1, 705, 600	2. 68	—	—	—	—
			Other receivables		528, 627	—	—	—	—	—
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable		2, 551, 118	11. 89	—	—	629, 353	—
Uni-President Cold-Chain Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable		662, 457	11. 58	—	—	647, 564	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US	21, 483	2. 98	—	—	—	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US	24, 706	2. 47	—	—	—	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance			Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts		Amount		Amount	Resolution		
	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US$	255	—	$ —	$ —	$ —	$ —
			Other receivables	US	5, 022	—	—	—	—	—
President International Investment (BVI) Co.	Hong Kong Xiang Lu Industrial Ltd.	A director of it is the general manager of the Company	Other receivables	US$	8, 509	—	—	—	—	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Accounts receivable -related parties	US	7, 326	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Other receivables	US	3, 297	—	—	—	—	—
Cayman Nanlien Holding Ltd.	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Other receivables	US	2, 880	—	—	—	—	—

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. The Company's derivative financial instruments transaction(Note 10(1))

B. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. — Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	September 30,2002		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75,000	$ —
Foreign Currency Option-JPY/USD	USD$	31,250	—

The credit risk stated above represents the ultimate loss.from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the Company signed a contract to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract.

Ⅱ. The Company sign an Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the fluctuation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward currency option

The derivative financial instruments held by the Company are not for trading purpose. The Company engages inforward currency option in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Recognization of gain or loss

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of September 30, 2002, net liabilities of USD 1,802 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Promises on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

	September 30,2002			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD	—	(USD$	2, 905)
Foreign Currency Option-JPY/USD	USD	—	(USD$	77)

C. Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	September 30,2002			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts—USD	US$	2, 000	$	—
Advance Booking Forward Foreign Exchange Contracts—USD	US	32, 000		—
Advance Booking Forward Foreign Exchange Contracts—JPY/USD	JPY	860, 000		—
Foreign Currency Option—USD/NTD	US	91, 860		47, 352
Foreign Currency Option—USD/JPY	US	79, 000		—
Foreign Currency Cp—JPY/USD	JPY	1, 810, 000		3, 471
Currency Swap Contract—USD/NTD	US	248, 890		10, 052
	NTD	8, 570, 663		
Currency Swap Contract—JPY/USD	JPY	1, 193, 000		—
	US	9, 361		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to September 30, 2002, the Company estimated that before January 23, 2003, the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $2,000, and cash outflows of JPY$245,240. Before September 5, 2003, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,082,592 and cash outflow of JPY 860,000 and US$24,975.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$231,771 and cash outflows of $7,672,232 and JPY $1,193,000.

As of September 30, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$73,650 and JPY$200,000 and cash outflows of 2,521,285 and US$1,636 before March 13, 2002, and the Advance Booking Forward Foreign Exchange Contracts generated cash inflows of US$11,173 and cash outflows of JPY$1,320,000 before August 21, 2002, and the Currency Swap Contract generated cash inflows of US$94,892 and cash outflows of $2,890,402 and JPY$1,185,000 before September 30, 2002. The Company estimated it will generate cash inflows of US$25,000 and cash outflows of $824,850 before July 25, 2002. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The Company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the Company are not for trading purpose. The Company engages in Forward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange September 30,2002	
Advance Purchase Forward Foreign Exchange contract－USD	($ 1,402)	(Note 1)
Advance Booking Forward Foreign Exchange contract－JPY/USD	(2,215)	(Note 2)
Advance Booking Forward Foreign Exchange contract－USD	(37,088)	(Note 3)
Foreign Currency Option－USD/NTD	47,352	(Note 4)
Foreign Currency Option－USD/JPY	(52,089)	(Note 5)
Foreign Currency Option－JPY/USD	3,471	(Note 6)
Currency Swap Contract－USD/NTD	10,052	(Note 7)
Currency Swap Contract－JPY/USD	(10,466)	(Note 8)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $1,402 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $664 is recorded as prepayments and other current assets, and the exchange loss of $738 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY/USD is $2,215 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,384 is recorded as other current liabilities, and the exchange loss of $3,599 is recorded as non-operating expense.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract－USD is $37,088 which are recorded as other current liabilities. The Advance Booking Forward Foreign discount unamortization of $1,325 is recorded as prepayments and other current assets, and the exchange loss of $35,763 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $47,352 which are recorded as decrease of other current liabilities, and the exchange gain of $47,352 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $52,089 which are recorded as other current liabilities, and the exchange loss of $52,089 are recorded as non-operating expense-foreign exchange loss of $25,115 and cumulative translation adjustments of $26,974, respectively.

(Note 6) The net receipts on Foreign Exchange Option －JPY/USD of $3,471 which are recorded as decrease of other current liabilities, and the exchange gain of $3,471 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/NTD of $10,052 which are recorded as decrease of other current liabilities of $5,452 and decrease of other liabilities of $4,600, respectively. The Advance Purchases Forward Foreign premium unamortization of $2,865 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $639 is recorded as prepayment and other current assets, and the exchange loss of $20,172 are recorded as non-operating expense – foreign exchange loss.

(Note 8) The net receipts on Currency Swap Contract—JPY/USD of $10,466 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $3,114 is recorded as other current liabilities, and the exchange loss of $13,580 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

	September 30,2002	
Derivative financial instruments	Book value	Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 40, 705)	($ 40, 705)
Foreign Currency Option	(1, 266)	(1, 266)
Currency Swap Contract	(414)	(414)

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

D. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		September 30,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ —
		JPY	5, 000, 000	—
	Advance Booking Forward	JPY	1, 300, 000	—
		USD	10, 539	—

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above Currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. The Company estimated that before January 27, 2003, the Advance Booking Forward Exchange Contracts will gonerate cash outflow of JPY$1,300,000 and cash inflow of US$10,539. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of September 30, 2002, net liabilities to US$2,765 and US$145 resulted from the Currency Swap Contract and Advance Booking Forward were recorded as other current liabilities.

f. Fair value of the financial instruments.

		September 30,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi	Currency Swap Contract	(US$ 2,765)	(US$ 2,765)
Industrial Holdings Ltd.	Advance Booking Forward	(US$ 145)	(US$ 145)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2. Related information on investees (Units in thousands of currencies indicated):

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Islands	Investments on Manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 3,042,383	($ 90,090)	($ 90,090)	Subsidiary
	Cayman President Holding Ltd. etc.	Grand Cayman, Cayman Islands etc.	Investments on Manufacturing business etc.	3,828,373	3,209,479	118,060	100.00%	764,380	122,960	122,960	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	671,393	(33,440)	(20,460)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	405,105	(15,040)	24,429	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Manufacturing of glass	397,366	397,366	36,000	100.00%	334,382	(45,580)	(62,536)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodles and juice can importation	147,250	147,250	500	100.00%	315,163	5,989	5,990	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	237,892	2,963	(5,550)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction of buidings	478,030	293,030	19,800	100.00%	155,647	(37,050)	(37,049)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	943,416	112,345	121,206	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	809,468	(10,350)	(6,400)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,692,618	(529,713)	(337,118)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of fat	40,808	40,808	6,120	51.00%	110,434	41,699	20,230	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land development	1,500,000	1,500,000	150,000	50.00%	1,398,691	(18,999)	(9,500)	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Kikkoman Inc.	Tainan Hsien	Manufacturing of soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 135,563	$ 45,660	$ 21,840	—
	President Chain Store Corp.	Taipei City	Investments and operations of supermarket	4,797,049	4,659,640	344,236	44.59%	6,499,200	1,686,660	109,454	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and sale of tinplates	8,737,720	8,737,720	665,148	43.34%	7,184,975	72,736	(111,908)	—
	Tung Ho Development Co., Ltd	Taipei City	Leisure club	151,010	100,479	36,528	42.18%	189,106	(299,586)	(124,306)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	477,579	26,670	7,757	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116,839	121,824	24,385	30.99%	260,371	17,640	5,330	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	211,682	110,436	30.50%	2,388,619	1,326,791	404,070	—
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	315,066	315,066	47,207	29.51%	624,516	275,883	78,020	—
	President Securities Corp.	Taipei City	Trading securities	2,191,824	2,191,824	302,014	25.50%	3,969,397	539,113	124,820	—
	Qware Systems & services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	146,727	(3,080)	(1,578)	—
	Ztong Yee Industrial Co., Ltd.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	226,569	108,123	21,620	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690,338	527,100	65,074	17.59%	579,778	(407,792)	(111,020)	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	202,064	202,064	20,206	10.10%	139,186	(404,155)	(62,614)	—
	Tonpal Optoelectronic Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	9.71%	2,380,105	681,015	68,100	—
	Uni-President Dream Parks Corp.	Tainan Hsien etc.	Advertisement etc.	1,506,563	1,391,338	—	7.14%~100.00%	760,594	132,750	45,330	Subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President International Investment corp.	Uni-President (USA), Inc.	City of Industry, CA, U.S.A.	Instant noodles	US$ 15,000	US$ 15,000	150	100.00%	US$ 8,889	(US$ 1,098)	$ —	Indirect owned subsidiary
	Shanghai President Internstional Food Co., Ltd. etc.	Shanghai City etc.	Biscuits, bread, etc.	US 25,450	US 37,500	—	100.00%	US 3,318	(RMB 9,114)	—	Indirect owned subsidiary
Cayman President Holdings Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Investments holdings	US 248,160	US 248,160	—	100.00%	US 255,401	US 17,320	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City , Vietnam	Food, flour, fats etc.	US 29,000	US 22,000	—	100.00%	US 24,738	(US 1,863)	—	Indirect owned subsidiary
	Hong Kong President Holdings Ltd.	Hong Kong	Investments holdings	US 10,349	US 10,349	80,000	100.00%	(US 6,044)	(US 326)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Jiangsu City	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,311	US 53	—	Indirect owned subsidiary
	Cargil Holdings President Pte.Ltd.	Singapore	Investments holdings	US 7,950	—	—	50.00%	US 7,517	(US 781)	—	—
	PT ABC President Enterprises Indonesia.	Jakarta, Indonesia	Instant noddles	US 7,600	US 7,600	6,524	47.41%	US 6,410	US 3,751	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Investments holdings	US 12,067	US 12,067	5	45.40%	US 15,418	US 1,859	—	—
	PPG Investment, Inc.	Rancho Cucamonga, CA, U.S.A	Investments holdings	US 3,182	US 3,182	—	45.40%	US 4,254	US 1,102	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retails	US 13,191	US 13,191	—	45.00%	US 11,478	US 2,551	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retails	US 5,400	US 5,400	—	45.00%	US 5,999	(US 78)	—	—
	Guangazhou President Supermarket Co., Ltd.	Guangzhou City	Warehouse & Wholesale	US 3,780	US 3,780	—	45.00%	US 1,693	(US 4,429)	—	—
	Zhunai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuna City	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,443	US 2,560	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Energy Development (Cayman Island) Ltd.	Grand Cayman, Caymand Islands	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,041	(US$ 415)	$ —	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	General trading etc.	US 29,610	US 26,848	—	20.00%~ 100.00%	US 4,546	(US 1,021)	—	Indirect owned subsidiary
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI)	Tortola, British Virgin Islands	Investments on manufac business	1,736,261	879,167	51,778	100.00%	1,384,212	13,752	—	Indirect owned subsidiary
	Century Quick Service Restaurant Co., Ltd.	Taipei City	Instant food	292,500	142,500	29,250	75.00%	133,624	(85,089)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	109,233	109,233	8,037	5.02%	106,760	275,883	—	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturi of tinplates	405,757	405,757	24,452	2.00%	150,375	72,736	—	—
	Tung Ang Enterprises Co	Tainan Hsien etc.	Sale of soft drinks etc.	66,000	66,000	—	60.00%~ 100.00%	49,494	3,203	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp	Taipei City	Trading securities	601,180	601,180	30,564	2.58%	530,082	539,113	—	—
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A.	Manufacturing, processing and sale of food etc.	US 3,951	US 3,951	3	100.00%	US 3,951	(US 16)	—	Indirect owned subsidiary
	President East Co. etc.	New York, U.S.A. etc.	Manufacturing,, processing and sale of food etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 890	–	—	—
Nanlien International Corp.	Cayman Nanlien Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	130,664	130,664	4,010	100.00%	112,197	2,330	—	Indirect owned subsidiary
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	153,480	153,480	4,000	20.00%	152,581	101,467	—	—
	Lien Lu enterprise Corp. etc.	Taipei Hsien etc.	Sale of food etc.	968,670	1,167,485	—	20.00%~ 100.00%	1,005,772	298,652	—	Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President International Development Corp.	President International Investment (BVI) Holdings Ltd.	Tortola, British Virgin Islands	General investment	$ 4,328,071	$ 3,931,365	130,019	100.00%	$ 5,359,273	($ 107,730)	$ —	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instruments	1,500,000	1,500,000	150,000	100.00%	1,388,670	(119,250)	—	Indirect owned subsidiary
	Tung Yu Investment Corp.	Taipei City	Investments holdings	260,500	—	26,050	100.00%	260,250	(250)	—	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	15,000	—	15,000	100.00%	149,980	(20)	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,140	100.00%	111,350	(50)	—	Indirect owned subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land development	1,800,000	1,800,000	150,000	50.00%	1,638,817	(18,999)	—	—
	Presitex Co., Ltd.	Taipei City	Manufacturing and sale	189,182	189,182	18,918	38.78%	106,655	(110,980)	—	—
	President Entertainment Corp.	Tainan Hsien	Enterainment business	1,186,008	1,186,008	39,534	38.20%	512,649	(10,350)	—	—
	SY Nergy Scientech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	519,628	(113,700)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towels	412,307	425,269	43,884	24.96%	485,859	108,830	—	—
	Tonpal Optoelectronics Inc.	Miaoli Hsien	Manufacturing of electronic material	2,337,569	3,065,626	215,179	9.98%	2,458,555	681,015	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	159,260	202,064	15,926	7.96%	108,186	(404,155)	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	—	21,247	5.74%	182,654	(407,792)	—	—
	President Medical Technologies Co., Ltd. etc.	Taipei City etc.	Wholesale of precision instruments etc.	566,912	454,547	—	7.14%~50.00%	143,435	(194,100)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President Asian Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Wholesaling	CAN$ 0.3	CAN$ 0.5	—	20.00%	CAN$ 3,490	CAN$ 6,467	—	—
	President Canada Construction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~ 100.00%	(CAN 760)	(CAN 543)	—	—
President Chain Store Corp.	President Chain Store (BVI) Holdings Ltd.	Tortola, British Virgin Islands	Investments holdings	1,520,766	1,207,067	46,405	100.00%	1,366,331	(123,609)	—	—
	President Drugstore Business Corp.	Taipei City	General merchandise	396,000	396,000	19,800	100.00%	181,564	7,126	—	—
	Ren-Hui Investment Corp.	Taipei City	Investments holdings	198,000	198,000	19,800	100.00%	134,404	(11,857)	—	—
	Wisdom Distribution Service Corp.	Taipei City	Distribution of magazines	50,000	50,000	7,540	100.00%	119,243	25,919	—	—
	President Transnet Corp.	Taipei Hsien	Sale and transportation of food	733,230	409,230	72,000	80.00%	239,901	(275,795)	—	—
	Mech-President Co., Ltd.	Tainan Hsien	Filling station and elevator	364,683	276,940	52,533	62.95%	282,339	93,851	—	—
	Uni-President Cold-Chain Corp.	Tainan Hsien	Distribution center	237,437	237,437	14,280	60.00%	333,697	120,319	—	—
	President Musashino Corp.	Taipei City	Cooking and development of food	309,240	309,240	29,880	60.00%	325,038	46,722	—	—
	President Information Corp.	Taipei City	Information consult	100,264	100,264	7,150	54.17%	118,813	24,013	—	—
	Uni-President Takashimaya Co., Ltd.	Taipei City	General merchandise	125,000	125,000	12,500	50.00%	107,139	(32,251)	—	—
	Uni-President Oven Bakery Corp. etc.	Taipei City etc.	Bread retailing etc.	959,509	835,613	—	25.00%~ 100.00%	749,899	158,391	—	—
Ton Yi Industrial Corp.	Cayman Ton Yi Indstrial Holdings Ltd.	Grand Cayman, Cayman Islands	Investment holdings	1,388,578	1,388,578	4,001	100.00%	(898,813)	(126,611)	—	—
	Tove Can Co.,Vietnam Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufucturing of cans etc.	62,307	62,307	—	40.00%~ 100.00%	104,738	6,420	—	—
Tung Ho Development Co., Ltd	Gu Hsiang Co., Ltd.	Taipei City	Hotel and restanrant	243,500	243,500	—	100.00%	175,675	(2,307)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	$ 69,400	$ 51,300	—	49.00%~51.00%	$ 83,028	$ 26,423	$ —	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	23,850	10,000	2,385	25.00%	23,850	14,587	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	38,145	18,182	—	100.00%	38,853	(236)	—	—
President Enterprises (China) Investrment Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 417,797	RMB 34,547	—	—
	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 342,434	RMB 49,091	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB 200,359	RMB 200,359	—	100.00%	RMB 316,333	RMB 38,090	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165,586	RMB 165,586	—	100.00%	RMB 246,874	RMB 50,666	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 164,610	(RMB 4,472)	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcmgi City	Tomato products etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 128,444	RMB 1,164	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99,332	RMB 99,332	—	100.00%	RMB 116,361	RMB 5,166	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 94,649	(RMB 15,490)	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 93,109	RMB 12,970	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 65,562	(RMB 4,122)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB$ 109,266	RMB$ 109,266	—	94.49%	RMB$101,735	(RMB$ 3,109)	$ —	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 87,573	(RMB 5,875)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51,818	RMB 51,818	—	78.25%	RMB 39,641	(RMB 6,658)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 33,712	RMB 2,370	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20,700	—	—	33.33%	RMB 23,640	RMB 29,463	—	—
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US 10,000	US 1,500	—	100.00%	US 9,576	(RMB 2,667)	—	—
	Shanghai Sonjian President Enterprises Co., Ltd.	Shanghai City	Feed	US 3,208	US 3,208	—	100.00%	US 2,715	(RMB 3,685)	—	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	66.66%	US 7,968	RMB 29,463	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4,000	US 3,000	—	50.00%	US 3,558	(RMB 5,221)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,740	RMB 21,184	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 3,200	US 3,200	—	45.00%～50.00%	US 1,794	(US 336)	—	—
President	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43,972	US 43,972	43,972	50.00%	US 57,130	US 6,674	—	—
International Investment (BVI) Holding Ltd.	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,504	(US 453)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US$ 1,000	US$ 500	1,000	33.33%	US$ 954	$ —	$ —	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 11,500	7,833	26.12%	US 10,555	(US 2,545)	—	—
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Fujian Province Xiamen City	Petrochemical	US 49,700	US 46,800	—	30.00%	US 49,367	—	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,201	US 240	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	654,405	25,050	100.00%	705,601	(96,190)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	99,182	99,182	—	22.98%～96.25%	73,589	(28,008)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100.00%	US 18,995	(US 1,237)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 3,193	US 483	—	—
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US 6,418	—	6,175	47.50%	US 5,139	(US 27)	—	—
	T & T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 7,761	CAN 6,467	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 3,650	(US 626)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 1,915	(US 807)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US$ 10	US$ 10	—	100.00%	US$ 227	(US$ 5)	$ —	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 25,909	(US 700)	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 14,480	(US 1,418)	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,513	RMB 18	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 45,000	—	100.00%	RMB 47,236	(RMB 2,324)	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,513	RMB 18	—	—
Meishan President Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,318	—	—	50.00%	RMB 4,318	—	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US 7,850	US 7,850	—	29.41%~70.88%	US 4,531	(US 2,339)	—	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 16,634	(PESO 51,966)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 4,079	US 4,201	—	—
Philippine Seven Corp.	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,080	PESO 38,000	3,808	100.00%	PESO 43,300	PESO 1,096	—	—
	Store Sites Holdings Inc.	Manila, Philippine	Investments holdings	PESO 42,742	PESO 42,742	40	40.00%	PESO 42,719	PESO 793	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 29,146	(US 593)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 16,488	(US 1,266)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of September 30, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Sep. 30, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ –	$ –	US$6,077.5	78.25%	(RMB$ 5,210) (Note 2)	RMB$ 6,979	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	RMB 1,164 (Note 2)	RMB 45,901	–
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 1,304 (Note 2)	RMB 99,678	–
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	–	–	US 13,207.4	94.49%	(RMB 2,938) (Note 2)	RMB 56,221	–
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 4,416) (Note 2)	RMB 13,246	–
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 50,666 (Note 2)	RMB 210,636	–
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	–	–	US 40,000	100.00%	RMB 49,091 (Note 2)	RMB 459,999	–
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	–	–	US 26,440	100.00%	RMB 38,090 (Note 2)	RMB 336,918	–
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	–	–	US 9,400	100.00%	(RMB 4,122) (Note 2)	RMB 72,860	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Sep. 30, 2002	Accumulated remittance
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	RMB$ 34,547 (Note 2)	RMB$ 215,284	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 4,472) (Note 2)	RMB 172,958	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 5,166 (Note 2)	RMB 115,913	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 4,699) (Note 2)	RMB 14,470	—
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 3,200	2,000	—	US 5,200	20.00%	(RMB 126) (Note 2)	RMB 21,775	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 265 (Note 2)	RMB 77,072	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 7,070 (Note 2)	RMB 206,258	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	(RMB 290) (Note 2)	RMB 45,337	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 9,502 (Note 2)	RMB 95,993	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	(RMB 16,493) (Note 2)	RMB 10,251	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Sep. 30, 2002	Accumulated remittance
					Payment	Remittance					
President Enterprises (China) Investment Co., Ltd.	Investment	US$248, 160	(Note 1)	US$ —	$ —	$ —	$ —	100. 00%	RMB$143, 337 (Note 2)	RMB$ 2, 581, 917	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 5, 875) (Note 2)	RMB 80, 526	—
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 10, 000	(Note 1)	US 10, 000	—	—	US 10, 000	100. 00%	RMB 12, 970 (Note 2)	RMB 93, 880	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15, 000	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 15, 490) (Note 2)	RMB 100, 008	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100. 00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5, 000	(Note 1)	—	—	—	—	100. 00%	RMB 13 (Note 2)	RMB 1, 023	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 6, 120	(Note 1)	—	—	—	—	100. 00%	(RMB 2, 324) (Note 2)	RMB 41, 436	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 16, 000	(Note 1)	US 50	US 7, 950	—	US 8, 000	50. 00%	(RMB 3, 232) (Note 2)	RMB 62, 210	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7, 500	(Note 1)	—	—	—	—	100. 00%	RMB 5, 324 (Note 2)	RMB 67, 431	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1, 000	(Note 1)	—	—	—	—	50. 00%	— (Note 2)	RMB 4, 138	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1, 200	(Note 1)	US 180	—	—	US 180	15. 00%	—	RMB 1, 489	—

B. The ceiling amount of investment in Mainland China.(Units in thousands of currencies indicated)

Accurnulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount approved by MOEA of investment in Mainland China
$ 11,806,953(Note5) (US 337,630.9)	US$ 351,657.5	$ 9,555,643

(Note 1) Indirect investments in PRC through existing companies located in the third area.

(Note 2) Recognized based on unreviewed financial statements for the three months ended September, 2002 of each entity.

(Note 3) In the preparatory stage, no remittance of any capital.

(Note 4) Formerly Leshan President Feed & oil Co., Ltd.

(Note 5) Calculated at the rate of $34.97 (U/S dollars to NT dollar). Amount was $9,495,537 based on the exchange rate when approved by the MOEA.

3. The direct or indirect transactions through third area company with investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 51, 911
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	1, 674
		$ 53, 585

The terms of transaction were the same as to general customers.

(2) Sales

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 55, 331
	Nanchagn President Enterprises Co., Ltd.	49, 780
	Beijing President Drinks & Food Co., Ltd.	41, 464
	Chengdu President Enterprises Food Co., Ltd.	35, 002
	Guangzhou President Enterprises Co., Ltd.	33, 528
	Hefei President Enterprises Co., Ltd.	27, 566
	Others	28, 079
		$ 270, 750

The terms of transaction were the same as to general customers.

(3) Property transaction

The third area company	Name of investees in Mainland China	2002 Selling price	Book value	Gain
Nella Limited	President Enterprises (China) Investment Co., Ltd.	$ 25,265	$ 25,265	$ -

The Company sold property at negotiated price.

(4) Accounts receivable

The third area company	Name of investees in Mainland China	September 30, 2002
Hong Kong President Holdings Ltd.	Kunshan President Enterprises Co., Ltd.	$ 4,379
	Guangzhou President Enterprises Food Co., Ltd.	2,693
	Others (less than 10%)	2,280
		$ 9,352

(5) Other receivables

The third area company	Name of investees in Mainland China	September 30, 2002
Hong Kong President Holdings Ltd.	President Enterprises (China) Investment Co., Ltd.	$ 24,990
Grayman President Holdings Ltd.	Meishan President Feed & Oil Co.,	2,628
		$ 27,618

(6) Accounts payable

The third area company	Name of investees in Mainland China	September 30, 2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 1, 991
Uni-President International (HK) Co., Ltd.	Guangazhou President Enterprises Food Co., Ltd.	427
		$ 2, 418

(7) Endorsement, guarantee and security (Units: in thousands of US dollars) : None.

(8) Other events having significant effects on current gain or loss and financial condition: None.

Note 12. Financial information disclosures for industry segments was not available for interim report.